FIRST QUARTER

AMENDED AND RESTATED

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL STATEMENTS

For The Three Months Ended March 31, 2011

Date of Report – June 24 , 2011

S  A  M  E  X     M  I  N  I  N  G     C  O  R  P.

SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch. SMXMF - OTC BB

S  A  M  E  X     M  I  N  I  N  G     C  O  R  P.

FIRST QUARTER 2011

Mineral Exploration Asset Costs – $822,038

Mineral Interest Administration and Investigation Costs - $87,678

Los Zorros Property, Chile -  20 Line-Kilometers Of Titan 24 Geophysical Survey

 Drilling Continued At Milagro Pampa Project And Milagro Project

Proceeds of $1,784,550 From Exercise of Warrants

Purchased Additional $1 Million Worth of Gold and Silver Bullion To Hold In Lieu Of Cash

Market Value Of $5,567,888 For Gold and Silver Bullion Holdings At March 31, 2011

Financial Statements Reported Under International Financial Reporting Standards

 ("IFRS") For the First Time

This Document Includes:

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL STATEMENTS,

MINERAL PROPERTY SUMMARIES, LIST OF RECENT NEWS RELEASES

SAMEX is exploring in the mineral-rich country of Chile that hosts some of the world’s largest ore bodies.

SAMEX MINERAL EXPLORATION PROPERTIES IN CHILE

LOS ZORROS PROPERTY - Gold, Silver, Copper Prospects

The Los Zorros Property covers an old mining district of small gold, silver and copper mines and showings.  SAMEX is currently conducting a number of individual exploration projects within this single property holding to test for multiple gold ore bodies:

MILAGRO PROJECT	NORA PROJECT	CINCHADO PROJECT	MILAGRO PAMPA PROJECT

The Los Zorros Property also includes other project areas yet to be systematically explored by SAMEX including: LA FLORIDA and LORA (gold and copper-gold), VIRGEN DE CARMEN and COLORINA (copper-silver; possible deeper-seated gold and copper-gold), SALVADORA and CRESTA DE GALLO (barite vein systems with possible deeper-seated gold and copper-gold).

CHIMBEROS PROPERTY - Gold, Silver, Copper Prospects

INCA PROPERTY - Copper, Gold, Silver, Moly Prospects

ESPEJISMO PROPERTY - Gold Prospects

Website - www.samex.com

SAMEX trades in Canada on the TSX Venture Exchange - symbol: SXG

SAMEX is quoted in the United States on the OTC Bulletin Board - symbol: SMXMF

MANAGEMENT DISCUSSION

DATE: June 24, 2011

SAMEX Mining Corp. is a junior resource company engaged in the acquisition and exploration of mineral properties in South America, particularly in the country of Chile.  The Company focuses its exploration activities on the search for deposits of precious and base metals.  SAMEX management is motivated by a strong conviction that gold and silver are precious, valuable “hard assets”.  SAMEX has persistently maintained and declared its strong belief that gold and silver prices are significantly undervalued.  Our objective is to be well-positioned to benefit from increases in the value of gold and silver and a strong demand for copper.

In Chile, the Company holds an interest in the Los Zorros district gold-copper-silver prospects, the Chimberos gold-silver prospects, the Inca copper, gold, silver and molybdenum prospects, and the Espejismo gold prospects.  See the section in this report titled “Mineral Property Summaries” for individual property details.  The company also holds an interest in mineral exploration properties in Bolivia, however in 2009, the Company suspend exploration activities in Bolivia and put all of the Bolivian properties on “care and maintenance” status.  We are an exploration stage company and have no mineral producing properties at this time.  All of our properties are exploration projects, and we receive no revenues from production.  All work presently planned by us is directed at defining mineralization and increasing our understanding of the characteristics and economics of that mineralization.  There is no assurance that a commercially viable ore deposit exists in any of our properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.  The information contained herein respecting our mineral properties is based upon information prepared by, or the preparation of which was supervised by, Robert Kell, a Director and the Vice President-Exploration of SAMEX, and SAMEX geologist, Philip Southam, P.Geo.  Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

The Company carries out all normal procedures to obtain title and make a conscientious search of mining records to confirm that the Company has satisfactory title to the properties it has acquired by staking, purchase or option, and/or that satisfactory title is held by the optionor/owner of properties the Company may acquire pursuant to an option agreement, and/or that satisfactory title is held by the owner of properties in which the Company has earned a percentage interest in the property pursuant to a joint venture or other type of agreement.  However, the possibility exists that title to one or more of the concessions held by the Company, or an optionor/owner, or the owner of properties in which the Company has earned a percentage interest, might be defective for various reasons.  The Company will take all reasonable steps to perfect title to any particular concession(s) found to be in question.

SAMEX is a reporting issuer in British Columbia and Alberta and trades in Canada on the TSX Venture Exchange under the symbol SXG.   The Company is also quoted in the United States on the OTC Bulletin Board under the symbol SMXMF.

This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  See note “Forward Looking Statements” at end of this report.

OVERVIEW OF RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2011

The following section contains a summary of our operating results for the three months ended March 31, 2011, which is qualified by detailed descriptions that follow elsewhere in this document.  This section also contains a number of ‘forward looking statements’ which, although intended to be accurate, may be affected by a number of risks and uncertainties that may cause them to be materially different from actual outcomes.  See “Forward Looking Statements” at the end of this report.

As a junior exploration company, our operations are significantly affected by a number of external factors, particularly those that affect the price of the commodities we explore for or those that affect the market for our securities.  The principal external factors over the past year resulted from the lingering effects of the severe global financial crisis which took place in the two preceding years, and various government responses to it.  During late 2008, the world experienced a number of adverse events in the financial sector including the failure, forced takeover or government bailout of a number of major financial institutions in September-October 2008 and the start of a deep world-wide financial crisis - considered by many to be the worst since the Great Depression.  These events brought about a major decline in stock markets, which fell almost 45% from their 2007 high, and a sharp decline in the price of a number of commodities, including copper and gold, which, although usually thought to be a counter-cyclical commodity, fell at the deepest point in the crisis in October, 2008 to almost US$700 per ounce.  Prices for copper continued to remain soft during 2009, but the price of gold, likely due in large part to continuing uncertainty in the US and global economy, continued to climb throughout 2009, breaking the historical US$1,000 per ounce level in October, 2009. While 2010 saw significant economic improvement in certain parts of the world, particularly in developing countries, the effects of the financial crisis continued in many places - particularly the United States and Euro-zone countries, which have continue to suffer from slow growth and high levels of unemployment.  Further, likely due in part to high levels of government fiscal stimulus and other responses to the financial crisis, a new range of issues began to emerge over the past year, including extraordinarily high levels of government debt, major currency instability and a growing sovereign debt crisis.  These factors in turn resulted in international bailouts of Greece and Ireland, and growing concern over the fiscal stability of Spain and Portugal.    In the US, the effect of unprecedented levels of government funded stimulus, institutional bailouts, repeated "quantitative easing" and other expansionist monetary policies has led to deterioration of the US dollar and its role as a reserve currency, and serious concern over economic retrenchment.  At the same time, likely in response to global economic conditions, the price of gold soared during 2010 from a low of $1,058 in February, 2010 to over $1,400 in December 2010, climbing even further to prices of over $1,500 in April of this year.  Silver had an even more spectacular climb from a low of $15.14 in February 2010 to over $30 in December, reaching over $49 by April.  Further, the market for the shares of junior precious metal explorers also improved significantly, offering greater access to capital to fund exploration of our gold and silver projects in Chile.

Los Zorros Property, Chile - During the first quarter ended March 31, 2011 we continued drilling at projects situated within our Los Zorros property holdings in Chile and in late January 2011 commenced a substantial geophysical survey over portions of the Los Zorros district.  The survey, which included five survey lines totaling over 20 line-kilometers, was conducted by Quantec Geoscience utilizing their proprietary Titan 24 technology.  The Titan 24 Magnetotellurics and IP/Resistivity survey is a deep-earth-imaging technology system for detecting conductive mineralization, disseminated mineralization, alteration, structure and geology which can help target and direct exploration drilling to depth.  As a result of the Company’s activities, exploration and mineral interests costs totaled $909,716 for the three months ended March 31, 2011.

In relation to our activities at the Los Zorros Property, we report the following: Exploration Breakthrough At Cinchado; Multiple Gold Intercepts At Milagro & Milagro Pampa – Early results from the multi-faceted exploration programs at Los Zorros are strongly encouraging and demonstrate important advancements on several projects.  A Titan-24 geophysical survey, which was completed subsequent to the drilling reported below, has provided key insights into many of the project targets.

Program highlights from Los Zorros include:

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Breakthrough in target definition at the Cinchado project (see graphics plates at www.samex.com).

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Titan-24 geophysical survey reveals numerous additional targets while refining existing ones.

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A 900-meter step-out drill hole at the Milagro project intersects multiple auriferous (gold-bearing) stratigraphic intervals, favorable for hosting gold deposits.

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Deep drilling at Milagro Pampa project intersects a long interval of stock-work veined, variable mineralized, porphyry intrusion, which Titan-24 shows may be the halo to a large IP anomaly centered 400 meters to the east.

SAMEX President, Jeff Dahl says; “The Titan-24 geophysical survey, in conjunction with our detailed geologic mapping and drilling, has proven successful in assisting us with understanding the mineral potential at Los Zorros.  It’s been effective in refining and advancing our existing project targets while outlining important new ones.  I expect that we will be utilizing this exploration tool again shortly.”

SAMEX management is pleased with the exploration progress and is confident that the persistent application of quality exploration practices and technologies upon the geologically complex and well-mineralized Los Zorros gold-copper-silver district holds the strong promise of multiple mineral discoveries.  The Company has a strong treasury (gold, silver and cash) and is well positioned to aggressively advance its high-priority projects at Cinchado, the Milagros, and Nora while bringing forward numerous additional targets.

Cinchado Gold Project - Exploration core drilling was designed to test both beneath and the westward down-dip projected continuation of a prospective zone of strong jasperoid-barite vein/mantos alterations features.  Such features at the south end of Cerro Cinchado can be traced down into the gold-mineralized breccia (3 grams/tonne gold average grade) at the San Pedro mine. The iron-oxide character of the matrix to the mined breccia suggests that the clasts were cemented by considerable copper- and iron-sulfide.  The three drill holes, DDH-CC-10-01, -02, & -03, did not intersect the target, but instead found that a +250-meter thick diorite sill had been emplaced, post-mineralization/alteration, cutting through the target interval.  This resulted in the target being displaced laterally and decoupled (separated) from the capping jasperoid-barite alteration features by the thickness of the sill.

Titan-24 geophysical survey Line 1, which was run over Cerro Cinchado crossing in the vicinity of the drill holes, subsequently identified the position of the displaced target as a significant IP anomaly situated beneath the diorite sill and 200 to 400 meters west of the drill platform locations.  The character of the IP anomaly in profile (+35 milliradianes chargeability/<10 ohm meters resistivity) indicates a steeply oriented, sulfide-mineralized body with great depth extent, and perhaps a width of 100 to over 200 meters.   The 1,200-meter lateral extent of the surface alteration features suggests the target might have a significant strike length dimension.  Testing this IP target will be a high priority for the exploration drilling campaign. See www.samex.com for accompanying graphics plates: Interpretive Geologic Model, Interpretive Geologic Model On Titan-24 Sections, Cross-section C3-C3’ through San Pedro and L6 Mines, and Geochemical Plots 1 and 2.

Titan 24 DC-IP & MT Geophysical Survey – The Titan-24 survey identified 47 interpreted geophysical anomalies, of which 19 anomalies are considered first priority anomalous zones for follow up with potential for sulphide and gold mineralization from near surface to >500m depth. The remaining 28 anomalies are second priority targets that represent small area anomalies, generally with weak to moderate responses near surface.

Approximately 14 of the 47 anomalies coincide with known areas of mineralization determined by surface workings, surface sampling or drilling, including 7 first priority anomalous zones and 7 second priority targets. The known target areas which have coincident anomalies are: (Cinchado, Cinchado East, Nora North – L100N), (Nora Central, Lora Southeast - L200N), (Milagro Pampa - L300N) and (Milagro Mine - L400N).  The additional 12 first priority zones and numerous second priority targets, represent new shallow and/or deep target areas worthy of exploration by mapping, sampling and drilling, and will be systematically followed up as they are evaluated and prioritized.

Milagro Gold Project – Two drill holes (DDH-MM-10-01 and -02) were completed as a follow up to test the eastward, down-dip projected continuation of a highly prospective gold-mineralized mantos intercepted in the 2004 program (DDH-MM-04-01 encountered 97.3 meters averaging 0.302 g/t gold, including 2.579 g/t gold over 4.7 meters and previously reported in news release No. 1-05, January 21, 2005).

The first hole DDH-MM-10-01 was sited 140 meters east of DDH-ML-04-01 and aimed inclined westward with the intention of making a relatively shallow intercept of the gold-mineralized mantos layer and underlying altered volcanic debris-flow breccia which too was found to be highly anomalous in gold averaging 0.167 g/t over 71 meters (from 31.7 to 102.7 meters).  The target interval was found, in the vicinity of the new drill site, to be displaced by a steeply westward dipping normal fault intersected between depths of 37 to 53 meters.  As a result, the hole penetrated through the fault gap and beneath the target interval intended to be drill tested.  However, the footwall (54 – 60 meters) to the fault zone was a strongly pyritized/silicified volcaniclastic debris flow breccia with high anomalous gold content (averaging 0.364 g/t).  Strongly altered quartz-sericite-pyrite altered volcaniclastic sediments and interlayered debris flow breccia intervals continued to a depth of 369 meters where the hole was stopped after penetrating well into weakly altered porphyritic diorite sill (354 – 369 meters).  This entire long interval (53 to 369 meters) continuously contains elevated detectible gold values (>0.010 to <0.100 g/t) with numerous subintervals of anomalous gold (0.108 to 0.807 g/t).  One interval (268.0 to 270.0 meters) comprised of strong pyritization and silicification associated with a narrow fault zone contains 11.8 g/t gold.

The second drill hole (DDH-MM-10-02) was sited 900 meters east-southeast of DDH-ML-04-01.  This long step-out and location were chosen to test again the projected southeastward down-dip continuation of the gold-mineralized mantos layer and within a structural block that is largely intact without significant fault disruptions.  This hole was aimed inclined northwestward and, below an altered mafic sill, entered into a thick interval (from 228 to 517 meters) of prospective-looking, quartz-sericite-pyrite altered volcaniclastic debris-flow breccia units.  Geochemical analyses show that the interval from 261.5 to 373.0 meters continuously contains elevated detectible (<0.010 to <0.100 g/t) amounts of gold.  Within this interval, three prominent intervals of significantly anomalous gold (>0.100 to 2.14 g/t) were intersected: 261.5 to 278.0 meters, 313.0 to 332.0 meters, and 350.0 to 373.0 meters.  The hole was stopped at a depth of 517.0 meters within a silicified/pyritized carbonaceous black shale sedimentary unit where subsequent assaying shows low-level anomalous gold values (0.105 to 0.151 g/t) begin to reappear.

The results of the Milagro project reconnaissance drilling are encouraging and show widespread low-level to anomalous values of gold spread over great thicknesses of quartz-sericite-pyrite altered volcaniclastic sedimentary rock.  The extent and style of alteration, and anomalous gold are indicative of large-scale mineralizing processes, and possibly comprise a halo to areas of significant gold mineralization.  Titan-24 Line 4, which runs through the Milagro project area and in close vicinity to the drill holes, shows that DDH-MM-10-02 was drilling down into, but not through, a very strong IP chargeability anomaly; and over top of, thus missing, a strong resistivity anomaly.  The latter resistivity anomaly outlines a target highly prospective for a gold-mineralized, silicified body positioned along the range front.  This resistivity anomaly was also observed on Titan-24 Line 3, so, is known to extend for at least 700 meters from the Milagro project area northward across the east part of the Milagro Pampa project area (open-ended to the north and south).

Further west and south of the Milagro drilling, 46 samples were collected on shallow, exposed barite veins, fault zones, narrow breccias and minor jasperoid occurrences observed during prospecting traverses over a 1,300 x 800 meter area.  The 46 samples range from <0.005 to 20.2 g/t gold including 10 samples returning >1.0 g/t gold, with four of these ranging from 4.26 to 5.56 g/t gold.  Underlying this sampled area, a second sizeable IP anomaly characterized by high chargeability and high resistivity lying at relatively shallow depth was identified by Titan-24 Line 4.  The character of this anomaly is that of a thick/extensive, strongly silicified/pyritiferous mantos interval and which is known to be positioned adjacent/proximal to a shallow concealed altered porphyry intrusion (gravity low).  In light of the geologic environment of favorable sedimentary host rocks and widespread, low-level to anomalous gold, this IP anomaly represents another exciting drill target for the Milagro project.

Milagro Pampa Project – One exploration core hole (DDH-MP-10-01) was drilled westward inclined to a depth of 869.4 meters.  This hole tested down across anhydrite and quartz stock work veinlets and sheeted vein swarm within a sericite-quartz-pyrite altered porphyritic intrusion.  These bedrock features are concealed beneath 12 meters of gravel cover.  The hole proceeded downward through intense veinleting and pyritiferous sericite-altered porphyritic intrusion, which appears to comprise an extensive phyllic alteration halo.  The west margin of the intrusion was intersected at 657 meters depth where pyritized hornfelsed and calc-silicate skarnoid metasedimentary rocks were intersected.

Geochemical results on continuous sampling show, from 150 to 500 meters depth, overall increasing levels of variably anomalous copper (>100 to 905 ppm) copper and elevated detectible to anomalous gold (>0.050 to 0.332 g/t).  Below approximately 500 meters, the hole encountered a series of prominent vein and brecciated intervals from 0.3 to 1.2 meters thickness with >1% copper, and 0.475 to 6.08 g/t gold.  A 1.9-meter (true width) vein/fault interval assayed 13.0 g/t gold including 0.75 meters (true width) at 29.4 g/t gold.  The interval, 692.0 to 738.6 meters (23.3 meters true width), averaged 1.51 g/t Au, 2.15 g/t Ag and 0.27% Cu with strongly anomalous mercury and arsenic.  The dominant orientation of veins and veinlets intersected in core indicated that the drill hole was cutting down at an acute angle to the vein dip direction and that perhaps was also drilling westward and away from the “heart” of the mineralizing system.

Titan-24 Line 3, which crosses through the area of the drill hole, indeed shows that a sizeable and very strong IP chargeability anomaly (to +40 milliradianes) lies centered 400 meters to the east.  On the profile, hole DDH-MP-10-01 can be seen to be located at the very west edge of the large IP anomaly.  The target at Milagro Pampa is a high-grade, gold-bearing; copper-sulfide mineralized sheeted veins system perhaps of substantial size.

The Company continues to incorporate/evaluate exploration results while planning additional drilling, sampling and geophysical work programs for multiple projects at its large, wholly owned Los Zorros property holdings in Chile.  Although many quality targets are advancing, the exploration breakthrough at Cinchado provides an excellent opportunity for prodigious success and will be an immediate priority in the days ahead.

The geologic technical information in this report was prepared by Robert Kell, Vice-President Exploration for SAMEX MINING CORP. and Philip Southam, Geologist. Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects. Geochemical analyses on samples were performed by ALS Minerals, an internationally recognized and ISO certified laboratory complying with international standards.  Except where otherwise noted, the analytical and test data underlying the information disclosed herein was verified by or under the supervision of Mr. Kell and Mr. Southam.

Overview of Los Zorros Property – Our Los Zorros property holding consists of multiple project areas that cover approximately 80 square kilometers within a district of scattered numerous small mines and prospects where there was sporadic attempts at small-scale production for gold and copper-silver in the past.  Systematic exploration by SAMEX has revealed that the Los Zorros district is situated at the convergence of important geologic and structural features:

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the property covers the breadth of a regional anticlinorium with bedrock of calcareous sediments and diorite sills.

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the property is diagonally crossed by an 8-kilometer-long trend of barite veins which appears to comprise an extensive sigmoidal (S-shaped) fracture system.

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the property is also the locus of younger porphyry intrusions.

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clay-sericite-pyrite alteration is superposed on the porphyry intrusions in four areas that have been identified so far - much of these altered areas and parts of the barite vein swarm, are largely concealed beneath a thin veneer of gravel and wind-blown silt.  Trenching and a gravity survey have helped better outline the extent of the altered intrusions.

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the style of mineralization at Los Zorros varies from steep crosscutting veins and breccia to bedded mantos-like occurrences – hosted within sedimentary rocks outboard to the altered porphyritic intrusions.  There is widespread occurrence of gold-bearing barite veins and altered fault zones; common, widespread occurrence of jasperoid silica; large areas/intersections of anomalous gold and the presence of important pathfinder metals (Hg, As, Sb) often found in association with gold mineralization.

Metal-laden hydrothermal fluids thought to be derived from the younger porphyritic intrusions, likely expelled out along fault structure pathways and into favorable sedimentary intervals to form the significant gold and copper-silver mineralized areas of Cinchado, Nora, Milagro, and Milagro Pampa. There are also many outlying mineral occurrences at Los Zorros yet to be systematically explored by SAMEX including: La Florida and Lora (gold and copper-gold), Virgen de Carmen and Colorina (copper-silver; possible deeper-seated gold and copper-gold), and Salvadora and Cresta de Gallo (barite vein systems with possible deeper-seated gold and copper-gold).

What has been revealed geologically at Los Zorros has provided SAMEX with strong impetus to explore for multiple precious metal deposits that may be clustered beneath the widespread precious metal occurrences in this little-explored district of historic small mining activity.

Trends and Financing - Over the past several years, we have experienced a number of important external changes in the market place that had an affect on our overall performance.  In the latter part of 2008, commodity prices, particularly the price of copper, began a serious decline, eventually falling to a five year low.  Shortly thereafter, we found ourselves in the middle of a global economic crisis, with its actual or threatened bank failures, major international liquidity issues, and a general slowdown leading to a global recession.  These events also fed into both the decline in commodity prices and a decline in the share prices of most public companies including in particular junior resource stocks such as ours, which greatly reduced our ability to raise capital.  During that time, we were able to raise additional capital by private placements, but at lower prices and less favourable terms than our private placements completed in the previous several years.  While many parts of the world - particularly developing countries - had largely recovered from the financial crisis by 2010, many countries - particularly the US and Euro-zone countries - were still experiencing slow growth, high unemployment and other factors.  In addition, due in part to excess government funded stimulus measures, institutional bailouts, and expansionist monetary policies effected in response to the financial crisis, the many countries were left with extraordinarily high levels of government debt, weakened currencies and, in the Euro-zone, a growing sovereign debt crisis.  In the US, expansionist monetary policies have resulted in a weakening of the US dollar as a reserve currency and inflationary concerns.  These and other factors have led to a price resurgence for many commodities, particularly gold and sliver.  Along with this, the market for the shares of junior precious metal explorers has also significantly improved, offering us greatly improved access to capital to fund our gold and silver exploration projects.

We believe these economic trends are likely to continue through the next year and possibly beyond and may result in a significant increase in the demand for, and in the price of, gold and silver, and an improved market and price for shares of companies focused on precious metals.

These trends during 2010 improved our ability to raise capital at higher prices, on more favourable terms, and in greater amounts.   For example, during 2009 we raised a total of $2,586,050 through two private placements at a price of $0.10 per unit and at $0.20 per unit and from the exercise of warrants.  By comparison, during fiscal 2010 we raised a total of $10,162,060 from two private placements at a price of $0.30 per unit and at $0.50 per unit and from the exercise of warrants.   In addition, since the beginning of fiscal 2011 to the date of this report, we have received proceeds of more than $4.5 million from warrants exercised at prices ranging from $0.20 up to $1.00 per share.

Gold and Silver Bullion Holdings - We have been pleased to see continued strength in the metals markets, and steady progress in our vision for gold and silver to be brought back into their more historic monetary roles as honest weights and measures.   With this in mind, management has taken advantage of our understanding of the markets in order to protect our working capital from the current environment of monetary debasement and converted a large portion of excess working capital into gold and silver physical bullion holdings which has already, and should continue to, protect our purchasing power for future operations.  During the third and fourth quarters of fiscal 2010 the Company used a portion of its cash assets to purchase approximately $1.8 million worth of silver bullion and $2.2 million worth of gold bullion to hold in lieu of cash.  By the fiscal year-end, the Company’s “Gold and Silver Bullion Holdings” of 48,193.324 grams of gold and 63,498.734 ounces of silver had a market value of $4,107,333 at December 31, 2010.  During the first quarter of fiscal 2011, the Company used a portion of its cash assets to purchase an additional $200,000 worth of silver bullion and $799,696.15 worth of gold bullion to hold in lieu of cash.  The addition of these purchases during the first quarter ended March 31, 2011, increased the Company’s “Gold and Silver Bullion Holdings” to 66,190.611 grams of gold and 70,502.235 ounces of silver which had a market value of $5,567,888 at March 31, 2011.

Warrants Exercised - During the first quarter ended March 31, 2011, the Company received proceeds of $1,784,550  from the exercise of warrants.  Subsequently, since the beginning of fiscal 2011 to the date of this report, we have received proceeds of more than $4.58 million from warrants exercised at prices ranging from $0.20 up to $1.00 per share.

Conversion to International Financial Reporting Standards - As result of the Accounting Standards Board of Canada’s decision to adopt International Financial Reporting Standards ("IFRS") for publicly accountable entities for financial reporting periods beginning on or after January 1, 2011, the Company has adopted IFRS in its financial statements for the three months ended March 31, 2011, making them the first interim financial statements of the Company under IFRS.  See the section "Analysis of Financial Statements" below for more details concerning the transition to IFRS.

INCA Property, Chile - Option Payments Not Made On Minera Porvenir Option and Rojas Option - Back in fiscal 2009, we made some important decisions concerning the INCA Property.  From the results of the Phase I exploration that we conducted at INCA from 2006 to 2008, it became apparent that, although some of the results (particularly in the area around the Providencia mine) were very promising, the first phase of exploration did not identify the presence of the wide-spread, near-surface porphyry copper deposit that we had hoped for.  We concluded that, although the possibility still existed to find a large-scale copper deposit at INCA, considerable more exploration work and expenditures would be required to do so.  Further, certain portions of the INCA property were covered by option agreements for which payments came due in March and April of 2009. Under the “Minera Porvenir Option”, which covers a 2,138-hectare portion of the INCA project, a final payment of US$1,000,000 (which would entitle us to 100% of the Property) was due March 31, 2009, less an amount required to resolve certain title issues on a 85-hectare portion of the property (which remains unresolved).  Under the “Rojas Option” which covers a 20-hectare portion of the INCA project, a final payment of US$150,000 was due April 30, 2009.  As disclosed in the financial statements, the Company has not made these payments.  In the case of the Porvenir Option, we considered, among other things, the fact that the Optionor had not resolved title issues with respect to a portion of the property covered by the option and therefore was not able to deliver title to the entire optioned property, or for us to determine the appropriate adjustment to the final option price.  We also determined, for this and the other option, that, in light of economic and market conditions, exploration results to date on these particular concessions and other factors, payment of these option payments was not economically justified at the time.  These two option agreements provide that the owner may terminate the option on default by giving 30 days written notice.  At the date of this report, we have not received written notice of default under the Minera Porvenir Option and the Rojas Option.  We are of the view that the optionor cannot at this time give valid notice of termination under the Minera Porvenir Option, since it is unable to deliver title to the entire optioned property, however, if for any reason, notice of termination is given for these properties, which is held to be valid, we may be required to relinquish the options on these portions (2,138 hectares and 20 hectares) of the INCA property.  Due to the possibility of relinquishing these portions of the INCA property, we wrote-off a $2,699,263 portion of the deferred expenditures on the INCA property at December 31, 2009.

Our landholdings at the INCA project consist of approximately 3,493 hectares of prospective and strategic concessions including the Providencia Mine concessions that we acquired in 2009 pursuant to the “Araya Option”.  In addition, the Company also has the option to acquire another 2,158 hectares of mineral interests in the INCA project area pursuant to the Minera Porvenir Option and the Rojas Option agreements, however, as disclosed above and in the financial statements, the Company has not made the final option payments on these options.

The Company is conducting meetings and property tours with interested parties in its continuing efforts to arrange a joint venture or sale of all or a portion of the INCA property.  Of note, several kilometers to the west, the Codelco/PanAust joint venture is conducting a feasibility study on their Inca de Oro copper-gold ore body, which could serve to further enhance the value of our INCA property.

Plans and Projections – SAMEX exploration activities will continue to be focused on its high quality gold and silver projects in Chile including the Los Zorros property and the Chimberos property.  The Company will also continue to conduct meetings and property tours with parties interested in our INCA copper-gold-moly property in Chile in an effort to arrange a joint venture or sale of all or a portion of the INCA property.  See “Liquidity and Capital Resources” and “Anticipated Capital Requirements”.  See note “Forward Looking Statements” at the end of this report.

Bolivia: Bolivian Properties Remain In “Care And Maintenance” Status – Back in 2009, the Company suspended exploration activities in Bolivia and put the Bolivian properties on “care and maintenance” status.  For several years, we had been monitoring with concern a number of changes in the political climate in Bolivia.  Over that time, the political climate for resource companies continued to deteriorate with events such as the nationalization of Bolivia’s natural gas resources, a moratorium on the grant of new mineral exploration licenses, a national referendum that resulted in constitutional changes and requirements that all mining projects be conducted only in partnership with the state mining company – on economically unfavorable terms.  In light of these and other factors we decided that Bolivia currently carried a significant risk for development of future mineral projects.  Accordingly in 2009 we minimized our activities in Bolivia by suspending exploration activities, putting all of our Bolivian projects on “care and maintenance” status, and reducing our Bolivian office, staff, and operating expenses.  While we hope we will be able to return to exploring our remaining Bolivian properties at some time in the future, we do not anticipate we will be able to do so as long as current political conditions persist.

ANALYSIS OF FINANCIAL STATEMENTS

Conversion to International Financial Reporting Standards - As result of the Accounting Standards Board of Canada’s decision to adopt International Financial Reporting Standards ("IFRS") for publicly accountable entities for financial reporting periods beginning on or after January 1, 2011, the Company has adopted IFRS in its financial statements for the three months ended March 31, 2011, making them the first interim financial statements of the Company under IFRS.  The Company previously applied the available standards under previous Canadian Accepted Accounting Principles ("Canadian GAAP") that were issued by the Accounting Standards Board of Canada.  The effects of the conversion from Canadian GAAP to IFRS are identified in Note 14 "Transition To IFRS" of our interim condensed consolidated financial statements for the three months ended March 31, 2011.  As required by IFRS 1 “First-time Adoption of International Financial Reporting Standards”, January 1, 2010 has been considered to be the date of transition to IFRS by the Company. Therefore, the comparative figures that were previously reported under previous Canadian GAAP have been restated in accordance with IFRS.  Our interim condensed consolidated financial statements have been prepared in Canadian dollars and in accordance with IFRS which differ in significant respects from accounting principles generally accepted in Canadian GAAP and from accounting principles generally accepted in the United States ("U.S. GAAP").  As such, this discussion of our financial condition and results of operations is based on the results prepared in accordance with IFRS.

The following discussion of our operating results explains material changes in our consolidated results of operations for the three months ended March 31, 2011.  In order to synchronize the difference in quarter ends, these consolidated financial statements include the accounts of the Bolivian subsidiaries for their fiscal second quarters from January 1, 2011 to March 31, 2011.  The discussion should be read in conjunction with the condensed consolidated financial statements to March 31, 2011 and the related notes included in this report.  Management’s discussion and analysis of our operating results in this section is qualified in its entirety by, and should be read in conjunction with, the condensed consolidated financial statements and notes thereto.  This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.

Overview - Our business is exploration for minerals.  We do not have any properties that are in production. We have no earnings and, therefore, finance these exploration activities by the sale of our equity securities or through joint ventures with other mineral exploration companies.  The key determinants of our operating results include the following:

a)

our ability to identify and acquire quality mineral exploration properties on favorable terms;

b)

the cost of our exploration activities;

c)

our ability to finance our exploration activities and general operations;

d)

our ability to identify and exploit commercial deposits of mineralization; and

e)

the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties.

These determinates are affected by a number of factors, most of which are largely out of our control, including the following:

a)

the competitive demand for quality mineral exploration properties;

b)

political and regulatory climate in countries where properties of interest are located;

c)

regulatory and other costs associated with maintaining our operations as a public company;

d)

the costs associated with exploration activities; and

e)

the cost of acquiring and maintaining our mineral properties.

Our primary capital and liquidity requirements relate to our ability to secure funds, principally through the sale of our securities, to raise sufficient capital to maintain our operations and fund our efforts to acquire mineral properties with attractive exploration targets and conduct successful exploration programs on them.  We anticipate this requirement will continue until such time as we have either discovered sufficient mineralization on one or more properties with sufficient grade, tonnage and type to support the commencement of sustained profitable mining operations and are thereafter able to place such property or properties into commercial production or until we have obtained sufficient positive exploration results on one or more of our properties to enable us to successfully negotiate a joint venture with a mining company with greater financial resources than us or some other suitable arrangement sufficient to fund our operations.

Our success in raising equity capital is dependent upon factors which are largely out of our control including:

a)

market prices for gold, silver, copper and other metals and minerals;

b)

the market for our securities; and

c)

the results from our exploration activities.

Significant factors affecting our operations over the past several years has been the instability in the global financial situation and the related volatility in the demand for, and in the prices of precious and base metals.  However, during 2010, lingering effects of the financial crisis and government responses to it - including high levels of government debt, adoption of expansionist monetary policies, Eurozone instability, the decline of the US dollar as a reserve currency and a growing sovereign debt crisis - contributed to spectacular increases in the price of gold and silver and a corresponding improvement in the market for securities of precious metal exploration companies.  These trends improved our ability to raise capital during 2010 at higher prices, on more favourable terms, and in greater amounts than in previous years.  We believe this trend is likely to continue through the next year and possibly beyond and may result in a significant increase in the demand for, and in the price of, gold and silver, and an improved market and price for shares of companies focused on precious metals which should enable us to secure additional equity financing.  Metal prices cannot be predicted with accuracy and our plans will be largely dependent upon the timing and outcome of metal markets, particularly the price of gold, silver and copper which is entirely outside of our control.  We also anticipate that our operating results would be significantly affected by the results of our exploration activities on our existing properties. See note titled “Forward Looking Statements” at the end of this report.

Currency Risk - Currency exchange rate fluctuations could adversely affect our operations.  Our functional currency is the Canadian Dollar, and we have obligations and commitments in other currencies including Chilean Pesos, United States Dollars, and Bolivian Bolivianos.  Fluctuations in foreign currency exchange rates may affect our results of operations and the value of our foreign assets, which in turn may adversely affect reported financial figures and the comparability of period-to-period results of operations.

Accounting Policies - We have adopted a number of accounting policies and made a number of assumptions and estimates in preparing our financial reporting, which are described in Note 2 to the consolidated financial statements.  These policies, assumptions and estimates significantly affect how our historical financial performance is reported and also your ability to assess our future financial results.  In addition, there are a number of factors which may indicate our historical financial results, but will not be predictive of anticipated future results.  You should carefully review the following disclosure, together with the attached consolidated financial statements and the notes thereto, including, in particular, the statement of significant accounting policies set out in Note 2 to such statements.

Going Concern Assumptions - As described in Note 1 to our consolidated financial statements, our consolidated financial statements have been prepared on the assumption that we will continue as a going concern, meaning that we will continue in operation for the foreseeable future and will be able to realize assets and discharge our liabilities in the ordinary course of operations.  We do not have any mineral properties in production, and have not yet generated any revenues and have a history of losses.  Our continuation as a going concern is uncertain and dependent on our ability to discover commercial mineral deposits on our properties and place them into profitable commercial production and our ability to sustain our operations until such time.  This, in turn depends on our ability to continue to fund our operations by the sale of our securities and other factors which are largely out of our control.  Although we have been successful in the past in obtaining financing, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future.  In the event we cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further exploration on our properties.  Our consolidated financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should we not be able to continue in our operations, and the amounts recorded for such items may be at amounts significantly different from those contained in our consolidated financial statements.

Summary of Quarterly Results

Due to the first-time conversion to International Financial Reporting Standards ("IFRS"), in the following summary of quarterly results, only the quarter ended March 31, 2011 and the quarter ended March 31 2010 are reported under IFRS, while the other comparative quarters are reported under previous Canadian Accepted Accounting Principles ("Canadian GAAP").

Quarterly Results	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010	June 30, 2010	Mar 31, 2010	Dec 31, 2009	Sep 30, 2009	Jun 30, 2009
Revenue $	-	-	-	-	-	-	-	-
Net loss $	(790,625)	(424,473)	(260,240)	(227,520)	(287,929)	(3,201,627)	(695,600)	(278,368)
Net loss /share $	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.03)	(0.01)	(0.01)

Net losses are due in part to “Stock-Based Compensation” expenses related to stock options granted.  For example, the net loss for the third quarter ended September 30 2009 includes stock-based compensation expenses of $362,834 and $40,637 in relation to the grant of options during the third quarter.  The net loss for the fourth quarter ended December 31, 2009 includes the write-off of a $2,699,263 portion of the deferred expenditures on the INCA property (see Note 3 to the Consolidated Financial Statements).  The net loss for the fourth quarter ended December 31, 2009 also includes a financing charge related to the extension of warrant terms resulting in an incremental increase in the fair value of the warrants of $269,415 which was expensed as a finance charge.  The net loss for the first quarter ended March 31, 2010 includes a stock-based compensation expense of $26,815 in relation to a stock option granted on 110,000 shares at $0.35 per share to a consultant on the Company’s Advisory Board. The net loss for the third quarter ended September 30, 2010 includes a stock-based compensation expense of $99,720 in relation to stock options granted on 430,000 shares at $0.35 per share to three employees and a consultant (see Note 6.c (ii) to the Consolidated Financial Statements).  The net loss for the fourth quarter ended December 31, 2010 includes increased expenses incurred during the fourth quarter in the categories "Legal", "Office, Supplies, and Miscellaneous", "Regulatory Fees", "Salaries, Benefits and Stock-based Compensation", "Travel and Promotion", and "Mineral Interests Written Off".  The net loss for the first quarter ended March 31, 2011 includes a financing charge related to the extension of warrant terms for an additional year resulting in an incremental increase in the fair value of the warrants of $359,975 which was expensed as a finance charge. The net loss for the first quarter ended March 31, 2011 also includes a stock-based compensation expense of $86,670 in relation to a stock option granted to a new director on 200,000 shares at $0.70 per share.

Operating Results

During the first quarter ended March 31, 2011 we continued drilling at projects situated within our Los Zorros property holdings in Chile and in late January 2011 commenced a substantial geophysical survey over portions of the Los Zorros district (see heading "Los Zorros Property, Chile" near the beginning of the Management Discussion).  The survey, which included five survey lines totaling over 20 line-kilometers, was conducted by Quantec Geoscience utilizing their proprietary Titan 24 technology.  The Titan 24 Magnetotellurics and IP/Resistivity survey is a deep-earth-imaging technology system for detecting conductive mineralization, disseminated mineralization, alteration, structure and geology which can help target and direct exploration drilling to depth.  We also made an advance royalty payment (US$100,000) related to the “Hochschild Purchase” by which we acquired concessions that are part of our Los Zorros Property in Chile.

As a result of the Company’s activities during the three months ended March 31, 2011, exploration/mineral interests costs at March 31, 2011 totaled $909,716 comprised of $822,038 on mineral exploration assets and $87,678 on mineral interests administration and investigation.

Our assets categorized in the consolidated statements of financial position as “Mineral exploration assets" increased to $11,121,827 at March 31, 2011 as compared to $10,299,789 at December 31, 2010.

The amount of cash on hand at March 31, 2011 was $4,408,063 compared to $4,870,337 at December 31, 2010 and the  Company's "Gold and Silver Holdings" had a market value of $5,567,888 at March 31, 2011 compared to $4,107,333 at December 31, 2010.  The Company's total assets were $21,235,977 at March 31, 2011 compared to $19,366,455 at December 31, 2010.  At March 31, 2011, we were debt-free, apart from accounts payable and accrued liabilities of $54,989 compared to $91,890 at December 31, 2010.

The following comments relate to certain categories in the consolidated financial statements to March 31, 2011:

Statements of Financial Position

“Gold and Silver Bullion” - During the third and fourth quarters of fiscal 2010 the Company used a portion of its cash assets to purchase $1,799,925 worth of silver bullion and $2,200,000 worth of gold bullion to hold in lieu of cash.  By the fiscal year-end, the Company’s “Gold and Silver Bullion" holdings of 48,193.324 grams of gold and 63,498.734 ounces of silver had a market value of $4,107,333 at December 31, 2010.  During the first quarter of fiscal 2011, the Company used a portion of its cash assets to purchase an additional $200,000 worth of silver bullion and $799,696.15 worth of gold bullion to hold in lieu of cash.  The addition of these purchases during the first quarter ended March 31, 2011, increased the Company’s “Gold and Silver Bullion Holdings” to 66,190.611 grams of gold and 70,502.235 ounces of silver which had a market value of $5,567,888 at March 31, 2011.

Consolidated Statements of Comprehensive Loss

“Finance Charge” - During the first quarter ended March 31, 2011, the Company extended the term of 2,871,250 warrants at $1.00 per share by one additional year.  This resulted in an incremental increase in the fair value of the warrants of $359,975 which was expensed as a finance charge.

“Mineral Interests Administration and Investigation Costs” - are expensed as incurred and are not capitalized to mineral exploration assets and include operating costs related to the Company’s activities in Chile and Bolivia that are not allocated to one of the Company’s specific mineral properties, and include generative exploration or investigating and evaluating mineral properties not acquired by the Company.

“Office, Supplies and Miscellaneous” - includes rent and utilities for the Canadian corporate office, book-keeping/accounting, office supplies, telephone, postage, couriers, parking, mileage, and printing.

“Stock-Based Compensation” – During the first quarter ended March 31, 2011, the Company granted a stock option to a new director on a total of 200,000 shares at $0.70 per share with a fair value on the grant date of $86,670.

Liquidity and Capital Resources - We are an exploration company and do not have any mineral properties in production and, therefore, did not generate any revenue from operations during the three months ended March 31, 2011.  We realized a net loss of $790,625 for the three months ended March 31, 2011 or $0.01 per share compared to a net loss of $287,929 for the three months ended March 31, 2010 or $0.01 per share.  The net loss for the first quarter ended March 31, 2011 includes a financing charge related to the extension of warrant terms for an additional year resulting in an incremental increase in the fair value of the warrants of $359,975 which was expensed as a finance charge. The net loss for the first quarter ended March 31, 2011 also includes a stock-based compensation expense of $86,670 in relation to a stock option granted to a new director on 200,000 shares at $0.70 per share.  Losses are a reflection of our ongoing expenditures on our mineral properties which are all currently in the exploration stage.  Since we have no source of operating revenues, no lines of credit and no current sources of external liquidity, our ability to continue as a going concern is dependent upon our ability to raise equity capital, enter into joint ventures or borrow to meet our working capital requirements.  Based on the funds on hand at the date of this report, we believe we have sufficient funds to conduct our ongoing general operations and to fund our proposed exploration programs at the Los Zorros property in Chile over the next year.  The Company plans to focus its exploration activities over the next year on its high quality gold and silver projects in Chile including several project areas at Los Zorros. See note “Forward Looking Statements” at end of this report.

In the coming years, we will require substantial additional capital to achieve our goal of discovering significant economic mineralization on one or more of our properties.  Until such time as we are able to make such a discovery and thereafter place one or more of our properties into commercial production or negotiate one or more joint venture agreements, we will be largely dependent upon our ability to raise capital from the sale of our securities to fund our operations.  We do not anticipate being able to obtain revenue from commercial operations in the short term and anticipate we will be required to raise additional financing in the future to meet our working capital and on-going cash requirements.  We intend to raise such financing through sales of our equity securities by way of private placements, and/or the exercise of warrants.  We may also secure additional exploration funding through option or joint venture agreements on our mineral properties; or through the sale of our mineral properties, royalty interests or capital assets, or borrow to meet our working capital requirements.  While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into. If we are unable to secure sufficient funds to pursue such proposed acquisitions and exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  See note titled “Forward Looking Statements” at the end of this report.

Financing - In the past, we have relied in large part on our ability to raise capital from the sale of our securities to fund the acquisition and exploration of our mineral properties.  During the second quarter of 2008 we raised proceeds of $1,539,000 from the sale of our securities through a private placement of 2,565,000 units at $0.60 per unit.  In the latter part of 2008, commodity prices, particularly the price of copper, began a serious decline, eventually falling to a five year low.  Shortly thereafter, we found ourselves in the middle of a global economic crisis, with its actual or threatened bank failures, major international liquidity issues, and a general slowdown leading to a global recession.  These events also fed into both the decline in commodity prices and a decline in the share prices of most public companies including in particular junior resource stocks such as ours.  This greatly reduced our ability to raise capital, however, we were able to raise additional capital during 2009 in private placements, but only at significantly lower prices, with less favourable terms, with smaller amount of proceeds and significantly higher dilution than our private placements completed in the previous several years.  During the first quarter of 2009 we raised gross proceeds of $783,050 from the sale of our securities through a private placement of 7,830,500 units at $0.10 per unit.  During the second quarter of 2009, we raised additional capital through a private placement of 3,000,000 units at a price of $0.20 per unit for proceeds of $600,000.  During the fourth quarter of 2009 the Company received proceeds totaling $1,203,000 from the exercise of warrants for the purchase of 2,265,000 shares at $0.20 per share and 2,500,000 shares at $0.30 per share.

2010 saw a significant increase in the demand for, and in the price of, gold and silver, and an improved market and price for shares of companies focused on precious metals.  These trends during 2010 improved our ability to raise capital at higher prices, on more favourable terms, and in greater amounts than in previous years.   For example, during 2009 we raised a total of $2,586,050 through two private placements at a price of $0.10 per unit and at $0.20 per unit and from the exercise of warrants.  By comparison, during fiscal 2010 we raised a total of $10,162,060 from two private placement at a price of $0.30 per unit and at $0.50 per unit and from the exercise of warrants as follows:

During the first quarter ended March 31, 2010, the Company received proceeds of $177,000 from the exercise of warrants for the purchase of 885,000 shares at $0.20 per share.  During the second quarter ended June 30, 2010 the Company received proceeds of $10,000 from the exercise of warrants for the purchase of 50,000 shares at $0.20 per share.  During the third quarter ended September 30, 2010, the Company completed a private placement of 3,647,334 units at a price of $0.30 per unit for gross proceeds of $1,094,200 and received proceeds of $20,000 from the exercise of warrants for the purchase of 100,000 shares at $0.20 per share.  During the fourth quarter ended December 31, 2010, the Company completed a private placement of 17,583,720 units at a price of $0.50 per unit for proceeds of $8,791,860 and received proceeds of $69,000 from the exercise of warrants for the purchase of 345,000 shares at $0.20 per share.  During the first quarter ended March 31, 2011, the Company received proceeds of $1,784,550  from the exercise of warrants for the purchase of 195,000 shares at $0.20 per share, 500,000 shares at $0.30 per share, 750,000 shares at $0.70 per share, and 1,372,500 shares at $0.78 per share.  Subsequent to the first quarter ended March 31, 2011, the Company received proceeds of $2,800,950 from the exercise of warrants and $20,000 from the exercise of an option.

Use Of Proceeds - During fiscal 2008, we completed a private placement and in regulatory filings disclosed that the intended use of the $1,539,000 proceeds would be $800,000 for expenditures/exploration on our mineral properties and $739,000 for general working capital. This intended use of proceeds was more than fulfilled as expenditures/exploration on our mineral properties totaled $1,949,405 for the fiscal year ended December 31, 2008.  During the first quarter of 2009, we completed a private placement and in regulatory filings disclosed that the intended use of the $783,050 proceeds would be $400,000 for expenditures/exploration on our mineral properties and $383,050 for general working capital.  This intended use of proceeds was more than fulfilled as exploration/mineral interests costs totaled $594,469 for the first quarter ended March 31, 2009.  During the second quarter of 2009 we raised proceeds of $600,000 through a private placement and disclosed in regulatory filings that the intended use of proceeds would be $350,000 for expenditures/exploration on our mineral properties and $250,000 for general working capital.  This intended use of proceeds was more than fulfilled as exploration/mineral interests costs totaled $243,404 for the second quarter ended June 30, 2009, $239,275 for the third quarter ended September 30, 2009, and $215,313 for the fourth quarter ended December 31, 2009.

In 2010 we completed a private placement in the third quarter and in regulatory filings disclosed that the intended use of the proceeds of $1,094,200 would be $800,000 for expenditures/exploration on our mineral properties and $294,200 for general working capital.   This intended use of proceeds was more than fulfilled as exploration/mineral interests costs totaled $328,197 for the first quarter ended March 31, 2010; $194,281 for the second quarter ended June 30, 2010; $286,519 for the third quarter ended September 30, 2010; and $714,914 for the fourth quarter ended December 31, 2010 for a total of $1,523,911 (under Canadian GAAP) exploration/mineral interests costs for the 2010 fiscal year.  During the fourth quarter of 2010 we completed a private placement and in regulatory filings disclosed that the intended use of the proceeds of $8,791,860 would be $5,000,000 for expenditures/exploration on our mineral properties and $3,791,860 for general working capital.  We are in the process of using these proceeds during 2011.  Our exploration/mineral interests costs for the first quarter ended March 31, 2011 totaled $909,716 comprised of $822,038 on mineral exploration assets and $87,678 on mineral interests administration and investigation.

Anticipated Capital Requirements - Based on the funds on hand at the date of this report, we believe we have sufficient funds to conduct our ongoing general operations and to fund our proposed exploration programs at the Los Zorros property in Chile over the next year.

While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to secure equity financings, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into.  If we are unable to secure sufficient funds to pursue exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  Since we own our interests in the majority of our mineral properties, we do not have any significant capital obligations to third parties to maintain our property interests other than the payment of periodic patent and other government fees and the payments listed under the “Table of Contractual Obligations” (see below).  Our anticipated cash requirements for the year are primarily comprised of the anticipated costs of conducting our exploration programs, our administrative overhead and the obligations listed under the “Table of Contractual Obligations” (see below) and other operating expenses in the normal course of business. See note titled “Forward Looking Statements” at end of this report.

Table of Contractual Obligations - The following table summarizes our contractual obligations at May 31, 2011 and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Payment Due By Period
	Total	Less than a year	1-3 Years	4-5 Years	After 5 Years
Porvenir Option (1) Optional Payment	US$1,000,000	US$1,000,000
Rojas Option (2) Optional Payment	US$150,000	US$150,000
Hochschild Purchase (3) Advance Royalty	US$100,000	US$100,000
Long-term Debt Obligations	NIL
Capital (Finances) Lease Obligations	NIL
Operating Lease Obligations	NIL
Purchase Obligations Equipment	NIL
Other Long-term Liabilities	NIL
Total Contractual Obligations and Commitments	Option Payments US$1,150,000 Advance Royalty US$100,000 (3)	Option Payments US$1,150,000 Advance Royalty US$100,000 (3)

(1) This is an option payment pursuant to an option to purchase mineral property forming a 2,138-hectare portion of our INCA Property under the Unilateral Option Purchase Contract dated March 31, 2006 and as revised March 31, 2008 between Sociedad Contractual Minera Porvenir and our subsidiary Minera Samex Chile S. A.  While we are not obliged to make this payment, it will be necessary to do so if we wish to preserve our interest in this portion of the property (see Note 7 “Mineral Exploration Assets” to the Condensed Consolidated Interim Financial Statements) (see “Mineral Property Summaries” – “INCA Project” for details).

(2) This is an option payment pursuant to an option to purchase mineral property forming a 20-hectare portion of our INCA Property under the Unilateral Option Purchase Contract dated May 25 2006 between Oscar David Rojas Garin and our subsidiary, Minera Samex Chile S.A.  While we are not obliged to make this payment, it will be necessary to do so if we wish to preserve our interest in this portion of the property (see Note 7 “Mineral Exploration Assets” to the Condensed Consolidated Interim Financial Statements) (see “Mineral Property Summaries” – “INCA Project” for details).

(3) Pursuant to the exercise of an option and the related Purchase Contract dated October 27, 2006 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A., SAMEX holds 100% interest (subject to an NSR royalty) in concessions covering a 209-hectare portion (Milagro area) of our Los Zorros Property.  Pursuant to the option/purchase agreement, if the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by February 29, 2008 (paid), by March 1, 2009 (paid), by March 1, 2010 (paid), by March 1, 2011 (paid), and by March 1, 2012) to a maximum of US$500,000, or until the commencement of commercial exploitation.  The advance royalty payments are recoverable from future royalty payments.  (see Note 7 “Mineral Exploration Assets” to the Condensed Consolidated Interim Financial Statements) (see “Mineral Property Summaries” – “Los Zorros Property” for details).

Research and Development, patents and licenses, etc. - We are a mineral exploration company and we do not carry on any research and development activities.

Trend Information - We anticipate that the price of gold, silver, and copper will continue to be volatile, but will generally increase over the next year due in large part to prevailing global economic imbalances and other continuing economic conditions which should enable us to secure additional equity financing.  Metal prices cannot be predicted with accuracy and our plans will be largely dependent upon the timing and outcome of metal markets, particularly the price of gold, silver and copper which is entirely outside of our control.  See note titled “Forward Looking Statements” at the end of this report.

The prices of precious metals and base metals fluctuate widely and are affected by numerous factors beyond our control, including expectations with respect to the rate of inflation, relative strength of the U.S. dollar, Chilean Peso and of other currencies as against the Canadian Dollar, interest rates, and global or regional political or economic crisis.  The demand for and supply of precious metals and base metals may affect precious metals and base metals prices but not necessarily in the same manner as supply and demand affect the prices of other commodities.  If metal prices are weak, it is more difficult to raise financing for our exploration projects.  There is no assurance our attempts to attract capital will be successful.  Failure to attract sufficient capital may significantly affect our ability to conduct our planned exploration activities. Conversely, when metal prices are strong, competition for possible mineral properties increases as does the corresponding prices for such prospective acquisitions and the cost of drilling and other resources required to conduct exploration activities.

We have followed the policy of, at year end, writing down to nominal value any of our mineral properties on which we have not conducted any significant exploration activities during that fiscal year and do not plan to conduct exploration activities within the current year, regardless of our long term view of the prospects of the particular property.  Since our future exploration activities are dependent upon a number of uncertainties including our ability to raise the necessary capital (which is in turn affected by external factors such the prices of precious and base metals), we may be required, by application of this accounting policy, to write down other properties now shown as an asset in our consolidated financial statements to nominal value, even though we may intend to conduct future exploration activities on them after the current fiscal period.

Off Balance Sheet Arrangements - We do not have any material off-balance sheet arrangements out of the ordinary course of business other than verbal employment or consulting agreements with our executives.

No Exposure to Non-Recourse Loans, Derivatives or Liquidity Problems  – Our working capital, excess cash, and gold and silver bullion holdings are redeemable at any time and are not exposed to the liquidity problems associated with certain short-term investments such as asset-backed securities.  The Company does not have any joint venture agreements on any of its mineral properties whereby the Company is exposed to non-recourse loans.  SAMEX Mining Corp. is not a party to, nor bound by any agreement, document or instrument whereby the Company’s interest in mineral properties may be reduced or diluted, or whereby the Company may incur any other liabilities or obligation as a direct or indirect result of any derivative embedded in any agreement, document or instrument.

Disclosure Controls and Procedures - The Chief Executive Officer and Chief Financial Officer of the Company evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2010 and concluded that as of such date, the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.  During the period covered by this report, there were no significant changes in the Company’s internal controls or in other factors that materially adversely affected, or are reasonably likely to materially adversely affect, the Company’s internal control over financial reporting.

Stock Options - Under the Company’s “rolling” Stock Option Plan approved by shareholders and accepted by the TSX Venture Exchange, the Company may reserve up to 10% of its issued and outstanding shares for issuance (less any shares already issued under existing stock options).  At March 31, 2011 options were outstanding to acquire 9,230,000 shares as follows:

Optionee	Date of Option	# of Shares	Price	Expiry Date
Jeffrey Dahl	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009	350,000 300,000 270,000 625,000	$0.40 $0.85 $0.84 $0.20	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019
Peter Dahl	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009	350,000 150,000 150,000 400,000	$0.40 $0.85 $0.84 $0.20	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019
Robert Kell	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009	350,000 300,000 275,000 625,000	$0.40 $0.85 $0.84 $0.20	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019
Larry McLean	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009	350,000 300,000 250,000 625,000	$0.40 $0.85 $0.84 $0.20	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019
Allen Leschert	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009	350,000 150,000 150,000 400,000	$0.40 $0.85 $0.84 $0.20	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019
Brenda McLean	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009	175,000 150,000 75,000 250,000	$0.40 $0.85 $0.84 $0.20	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019
Malcolm Fraser	Jan 6, 2011	200,000	$0.70	Jan 6, 2021
Philip Southam	April 20, 2005 May 2, 2006 Sep 4, 2009 Sep 16, 2010	30,000 70,000 150,000 150,000	$0.40 $0.85 $0.20 $0.35	April 20, 2015 May 2, 2016 Sep 4, 2019 Sep 16, 2015
Francisco Vergara	May 2, 2006 Sep 4, 2009 Sep 16, 2010	50,000 150,000 100,000	$0.85 $0.20 $0.35	May 2, 2016 Sep 4, 2019 Sep 16, 2015
Manuel Avalos	May 2, 2006 Sep 4, 2009 Sep 16, 2010	100,000 150,000 150,000	$0.85 $0.20 $0.35	May 2, 2016 Sep 4, 2019 Sep 16, 2015
Jorge Humphreys	May 2, 2006	20,000	$0.85	May 2, 2016
Jean Nicholl	May 2, 2006 Sep 4, 2009 Sep 16, 2010	20,000 50,000 30,000	$0.85 $0.20 $0.35	May 2, 2016 Sep 4, 2019 Sep 16, 2015
Jorge Espinoza	May 2, 2006	30,000	$0.85	May 2, 2016
Gerald Rayner	Sep 24, 2007	50,000	$0.80	Sep 24, 2012
Adrian Douglas	Dec 20, 2007 Jan 15, 2009 Sep 4, 2009 Jan 29, 2010	60,000 60,000 30,000 110,000	$0.70 $0.20 $0.20 $0.35	Dec 20, 2012 Jan 15, 2014 Sep 4, 2019 Jan 29, 2015
Patricio Kyllmann	Sep 4, 2009	100,000	$0.20	Sep 4, 2019

Audit Committee & Compensation Committee - The Audit Committee is governed by the Company’s Audit Committee Charter. The Audit Committee is composed of director, Larry McLean, Vice President, Operations and Chief Financial Officer of the Company who is not independent, and independent directors, Allen Leschert and Malcolm Fraser, who the Board of Directors have determined to be independent in accordance with the requirements of our Audit Committee Charter. Larry McLean and Allen Leschert have been directors of the Company since 1995 and Malcolm Fraser was appointed to the Board on January 6, 2011, and all three have, in the course of their duties, engaged in the review and analysis of - and/or have actively supervised persons engaged in the preparation, auditing and analysis of - numerous interim and annual financial statements for the Company, as well as for other public companies for which they have served as directors or officers.  Allen Leschert, who serves as committee chairman, also has more than 20 years experience as a securities lawyer.  In addition to holding a law degree, he also holds a B. Comm. (with distinction), specializing in Corporate Finance and Accounting.  All three of the Audit Committee members are “financially literate”.  The Audit Committee’s primary function is to review the annual audited financial statements with the Company’s auditor prior to presentation to the Board.  The audit committee also reviews the Company’s interim un-audited quarterly financial statements prior to finalization and publication.

Our Compensation Committee is composed of independent directors of the Company, Allen Leschert and Malcolm Fraser, and executive director, Larry McLean.  The Compensation Committee was established to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company or other such persons as the Board may request from time to time.

Employees, Salaries, Payments to Related Parties – During the first quarter of 2011 we had 21 employees, the majority of which were involved in activity related to our mineral properties in Chile.  By comparison, we had 18 employees during the first quarter of 2010.  Employees who are also directors or officers of the Company were paid a total of $129,631 during the first quarter ended March 31, 2011, a $28,431 portion of which was capitalized to mineral exploration assets (first quarter ended March 31, 2010 - $105,895, of which $29,995 was capitalized).  Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $4,132 for legal services during the first quarter ended March 31, 2011.  During the three months ended March 31, 2011 the Company appointed Malcolm Fraser as an additional director to the Board.  Pursuant to the appointment as a new director, the Company granted an option to Mr. Fraser for the purchase of 200,000 shares at a price of $0.70 per share with a fair value on the grant date of $86,670.

Additional Disclosure For Venture Issuers Without Significant Revenue – The information required by National Instrument 51-102 is disclosed in the attached consolidated financial statements to which this Management Discussion & Analysis relates.

QUARTERLY SUMMARY

Summary For The First Quarter Of 2011 - For The Three Months Ended March 31, 2011

During the first quarter ended March 31, 2011 we continued drilling at projects situated within our Los Zorros property holdings in Chile and in late January 2011 commenced a substantial geophysical survey over portions of the Los Zorros district.  The survey, which included five survey lines totaling over 20 line-kilometers, was conducted by Quantec Geoscience utilizing their proprietary Titan 24 technology.  The Titan 24 Magnetotellurics and IP/Resistivity survey is a deep-earth-imaging technology system for detecting conductive mineralization, disseminated mineralization, alteration, structure and geology which can help target and direct exploration drilling to depth.

Advance Royalty Payment Made On Los Zorros Property, Chile – On March 1, 2011 the Company made an advance royalty payment of US$100,000 (in Chilean peso equivalent) in relation to a 209-hectare-portion of the Los Zorros property which the Company purchased pursuant to the “Hochschild Purchase”.  Pursuant to the option/purchase agreement, if the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by February 29, 2008 (paid), by March 1, 2009 (paid), by March 1, 2010 (paid), and by March 1, 2011 (paid), and March 1, 2012) to a maximum of US$500,000 ($400,000 has been paid) or until the commencement of commercial exploitation.  The advance royalty payments are recoverable from future royalty payments.

New Director Added To Board - January 6, 2011, the Company appointed Malcolm Fraser of Vancouver, British Columbia as an additional director to the Board, which increased the Board to six directors.  Mr. Fraser has over 50 years experience in all aspects of mineral exploration, production, concentrates marketing, product sales, and project evaluation for non-ferrous, ferrous and precious metals, industrial minerals, energy and other natural resource products, including over 20 years experience as a senior officer and/or director of Canadian public companies in the minerals and energy sectors and over 10 years practice in all aspects of mining, energy and commercial law, both domestically and internationally.  He holds degrees from Queen’s University (B.Sc. (Geol. Eng.)), Harvard (M.A. (Econ. Geology)), and Osgoode Hall Law School in Toronto (L.L.B.).  Pursuant to the appointment as director, the Company granted an option to Mr. Fraser for the purchase of 200,000 shares at a price of $0.70 per share for a ten-year term.  Malcolm Fraser was also appointed as a member of the Audit Committee and the Compensation Committee.

Warrant Term Extension - During the first quarter, the TSX Venture Exchange consented to the extension in the expiry date of 2,871,250 warrants at an exercise price of $1.00/share by extending the term for one additional year until March 16, 2012.  SAMEX originally issued the warrants pursuant to a private placement of 5,742,500 shares with 2,871,250 share purchase warrants attached, which was accepted for filing by the Exchange effective March 16, 2007.  These warrants were originally issued with a two-year term expiring March 16, 2009 and later extended to March 16, 2011. The new expiry date of the warrants is March 16, 2012.  The exercise price of the warrants will remain at $1.00 per share.  The extension of the term of the warrants resulted in an incremental increase in the fair value of the warrants of $359,975 which was expensed as a finance charge in the statements of comprehensive loss.

Directors and Officers of the Company during the first quarter of 2011 were: Jeffrey P. Dahl – President, CEO & Director; Peter J. Dahl - Chairman & Director; Robert E. Kell - Vice President Exploration & Director; Allen D. Leschert - Director; Larry D. McLean - Vice President Operations, CFO & Director; Malcolm B. Fraser - Director; Brenda L. McLean - Corporate Secretary.

Investor Relations – Investor relations activities during the first quarter were handled by management and included telephone contacts and “Glance” desk-top-sharing presentations and in-person meetings with shareholders, brokers and investors.

Stock Options – During the first quarter ended March 31, 2011, pursuant to the appointment of Malcolm Fraser as a director, the Company granted an option to Mr. Fraser for the purchase of 200,000 shares at a price of $0.70 per share with a fair value on the grant date of $86,670.  This stock-based compensation expense of $86,670 was expensed in the statements of comprehensive loss in the category “Stock-based compensation”.  No options expired or were exercised during the first quarter ended March 31, 2011.

Gold and Silver Bullion Holdings - We have been pleased to see continued strength in the metals markets, and steady progress in our vision for gold and silver to be brought back into their more historic monetary roles as honest weights and measures.   With this in mind, management has taken advantage of our understanding of the markets in order to protect our working capital from the current environment of monetary debasement and converted a large portion of excess working capital into gold and silver physical bullion holdings which has already, and should continue to, protect our purchasing power for future operations.  During the third and fourth quarters of fiscal 2010 the Company used a portion of its cash assets to purchase approximately $1.8 million worth of silver bullion and $2.2 million worth of gold bullion to hold in lieu of cash.  By the fiscal year-end, the Company’s “Gold and Silver Bullion Holdings” of 48,193.324 grams of gold and 63,498.734 ounces of silver had a market value of $4,107,333 at December 31, 2010.  During the first quarter of fiscal 2011, the Company used a portion of its cash assets to purchase an additional $200,000 worth of silver bullion and $799,696.15 worth of gold bullion to hold in lieu of cash.  The addition of these purchases during the first quarter ended March 31, 2011, increased the Company’s “Gold and Silver Bullion Holdings” to 66,190.611 grams of gold and 70,502.235 ounces of silver which had a market value of $5,567,888 at March 31, 2011.

Warrants – During the first quarter ended March 31, 2011, the Company received proceeds totaling $1,784,550 from warrants that were exercised for the purchase of 195,000 shares at $0.20 per share, 500,000 shares at $0.30 per share, 750,000 shares at $0.70 per share, and 1,372,500 shares at $0.78 per share.   Warrants for the purchase of 371,500 shares at $0.78 per share expired during the first quarter on February 13, 2011.  No warrants were issued during the first quarter of 2011.

SECURITIES ISSUED DURING THE FIRST QUARTER ENDED MARCH 31, 2011

Outstanding shares at December 31, 2010 – 119,467,719
Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder’s Fees
Jan 4/11	Common Shares	Warrant Exercise	20,000	$0.20	$4,000	Cash	N/A
Feb 10/11	Common Shares	Warrant Exercise	110,000	$0.78	$85,800	Cash	N/A
Feb 14/11	Common Shares	Warrant Exercise	750,000	$0.70	$525,000	Cash	N/A
Feb 14/11	Common Shares	Warrant Exercise	500,000	$0.30	$150,000	Cash	N/A
Feb 14/11	Common Shares	Warrant Exercise	1,262,500	$0.78	$984,750	Cash	N/A
Feb 22/11	Common Shares	Warrant Exercise	100,000	$0.20	$20,000	Cash	N/A
Mar 2/11	Common Shares	Warrant Exercise	50,000	$0.20	$10,000	Cash	N/A
Mar 16/11	Common Shares	Warrant Exercise	25,000	$.20	$5,000	Cash	N/A
Outstanding shares at March 31, 2011 - 122,285,219

Subsequent To The First Quarter of 2011 - Subsequent to the first quarter ended March 31, 2011, the Company received proceeds of $2,800,950 from the exercise of warrants and $20,000 from the exercise of an option as detailed below in the table of Securities Issued.

SECURITIES ISSUED SUBSEQUENT TO THE FIRST QUARTER OF 2011

Outstanding shares at March 31, 2011 – 122,285,219
Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder’s Fees
Apr 14/11	Common Shares	Warrant Exercise	482,500	$.70	$337,750	Cash	N/A
Apr 18/11	Common Shares	Warrant Exercise	50,000	$.70	$35,000	Cash	N/A
Apr 26/11	Common Shares	Warrant Exercise	426,000	$.20	$85,200	Cash	N/A
May 2/11	Common Shares	Warrant Exercise	650,000	$.20	$130,000	Cash	N/A
May 2/11	Common Shares	Exercise Options	100,000	$.20	$20,000	Cash	N/A
May 2/11	Common Shares	Warrant Exercise	1,875,000	$1.00	$1,875,000	Cash	N/A
May 6/11	Common Shares	Warrant Exercise	67,500	$1.00	$67,500	Cash	N/A
May 9/11	Common Shares	Warrant Exercise	100,000	$1.00	$100,000	Cash	N/A
May 11/11	Common Shares	Warrant Exercise	157,500	$1.00	$157,500	Cash	N/A
May 11/11	Common Shares	Warrant Exercise	10,000	$.20	$2,000	Cash	N/A
May 17/11	Common Shares	Warrant Exercise	5,000	$0.20	$1,000	Cash	N/A
Jun 2/11	Common Shares	Warrant Exercise	50,000	$0.20	$10,000	Cash	N/A
Outstanding shares at the date of this report June 24, 2011 - 126,258,719

MINERAL PROPERTY SUMMARIES

LOS ZORROS PROPERTY, Chile

The Los Zorros Property in the Atacama region of northern Chile is located approximately 60 kilometers south of the city of Copiapo, Chile.  The property is accessed by vehicle by driving approximately 60 kilometers south of the city of Copiapo on the paved, two-lane Pan American Highway (Highway 5) then traveling 5.5 kilometers east on a government maintained dirt road to the western boundary of the property and a further 4 kilometers to the Company’s exploration camp.  Although gold is the primary focus of SAMEX’s exploration at Los Zorros, important values of silver and copper are also present in certain target areas.

The Los Zorros property consists of multiple project areas situated within a single property holding.  Our property covers approximately 80 square kilometers within a district of scattered numerous small mines and prospects where there was sporadic attempts at small-scale production for gold and copper-silver in the past.  Systematic exploration by SAMEX has revealed that the Los Zorros district is situated at the convergence of important geologic and structural features:

•

the property covers the breadth of a regional anticlinorium with bedrock of calcareous sediments and diorite sills.

•

the property is diagonally crossed by an 8-kilometer-long trend of barite veins which appears to comprise an extensive sigmoidal (S-shaped) fracture system.

•

the property is also the locus of younger porphyry intrusions.

•

clay-sericite-pyrite alteration is superposed on the porphyry intrusions in four areas that have been identified so far - much of these altered areas and parts of the barite vein swarm, are largely concealed beneath a thin veneer of gravel and wind-blown silt.  Trenching and a gravity survey have helped better outline the extent of the altered intrusions.

•

the style of mineralization at Los Zorros varies from steep crosscutting veins and breccia to bedded mantos-like occurrences – hosted within sedimentary rocks outboard to the altered porphyritic intrusions.  There is widespread occurrence of gold-bearing barite veins and altered fault zones; common, widespread occurrence of  jasperoid silica; large areas/intersections of anomalous gold and the presence of important pathfinder metals (Hg, As, Sb) often found in association with gold mineralization.

Metal-laden hydrothermal fluids thought to be derived from the younger porphyritic intrusions, likely expelled out along fault structure pathways and into favorable sedimentary intervals to form the significant gold and copper-silver mineralized areas of Cinchado, Nora, Milagro, and Milagro Pampa. There are also many outlying mineral occurrences at Los Zorros yet to be systematically explored by SAMEX including: La Florida and Lora (gold and copper-gold), Virgen de Carmen and Colorina (copper-silver; possible deeper-seated gold and copper-gold), and Salvadora and Cresta de Gallo (barite vein systems with possible deeper-seated gold and copper-gold).

What has been revealed geologically at Los Zorros has provided SAMEX with strong impetus to explore for multiple precious metal deposits that may be clustered beneath the widespread precious metal occurrences in this little-explored district of historic small mining activity.

During 2004, we completed 8,617 meters of diamond core drilling in 26 holes, 10,800 meters of bulldozer trenching in 65 trenches and more than 3,100 trench and surface samples/assays; and an additional 1,865 meters of trenching (10 trenches/559 samples) during 2005.  Our Phase I exploration yielded significant results including: Nora - DDH-N-04-05 with 15.96 g/mt gold over 7.66 meters, Trench TN-9 with 0.757 g/mt gold over 131 meters, and Trench TN-3 with 0.558 g/mt gold over 117 meters; Milagro - DDH-ML-04-01 with 2.579 g/mt gold over 4.4 meters true width; West Florida - trench TMW-10 with .405 g/mt gold over 138 meters; Cinchado - values ranging from 0.05 to 9.5 g/mt gold in 151 rock-chip samples of breccia in the open-cut of the old San Pedro mine.  Phase I exploration work was conducted on only a portion of the target/project areas that we have identified to-date at Los Zorros.

SAMEX resumed exploration at the Los Zorros Property in 2009 and work is continuing to the present time in 2011.  The encouraging results from phase I exploration, trenching and drilling during 2004-2005 provide important guides for ongoing exploration.  Work over the past year has included bulldozer trenching, sampling assaying, constructing access roads, drill pads and core drilling at several projects areas situated within our Los Zorros property holdings. In late January 2011 we commenced a substantial geophysical survey over portions of the Los Zorros district.  The survey, which included five survey lines totaling over 20 line-kilometers, was conducted by Quantec Geoscience utilizing their proprietary Titan 24 technology.  The Titan 24 Magnetotellurics and IP/Resistivity survey is a deep-earth-imaging technology system for detecting conductive mineralization, disseminated mineralization, alteration, structure and geology which can help target and direct exploration drilling to depth.  Results from our multi-faceted exploration programs at Los Zorros in the latter part of 2010 and into 2011 are strongly encouraging and demonstrate important advancements on several projects.  The Titan-24 geophysical survey, which was completed subsequent to the drilling reported below, has provided key insights into many of the project targets.  Program highlights include:

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Breakthrough in target definition at the Cinchado project (see graphic plates at www.samex.com)

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Titan-24 geophysical survey reveals numerous additional targets while refining existing ones.

-

A 900-meter step-out drill hole at the Milagro project intersects multiple auriferous (gold-bearing) stratigraphic intervals, favorable for hosting gold deposits.

-

Deep drilling at Milagro Pampa intersects a long interval of stock-work veined, variable mineralized, porphyry intrusion, which Titan-24 shows may be the halo to a large IP anomaly centered 400 meters to the east.

SAMEX President, Jeff Dahl says; “The Titan-24 geophysical survey, in conjunction with our detailed geologic mapping and drilling, has proven successful in assisting us with understanding the mineral potential at Los Zorros.  It’s been effective in refining and advancing our existing project targets while outlining important new ones.  I expect that we will be utilizing this exploration tool again shortly.”

Cinchado Gold Project at Los Zorros - Exploration core drilling was designed to test both beneath and the westward down-dip projected continuation of a prospective zone of strong jasperoid-barite vein/mantos alterations features.  Such features at the south end of Cerro (Mt.) Cinchado can be traced down into the gold-mineralized breccia (3 grams/tonne gold average grade) at the San Pedro mine.  The iron-oxide character of the matrix to the mined breccia suggests that the clasts were cemented by considerable copper- and iron-sulfide.  The three drill holes, DDH-CC-10-01, -02, & -03, did not intersect the target, but instead found that a +250-meter thick diorite sill had been emplaced, post-mineralization/alteration, cutting through the target interval.  This resulted in the target being displaced laterally and decoupled (separated) from the capping jasperoid-barite alteration features by the thickness of the sill.

Titan-24 geophysical survey Line 1, which was run over Cerro Cinchado crossing in the vicinity of the drill holes, subsequently identified the position of the displaced target as a significant IP anomaly situated beneath the diorite sill and 200 to 400 meters west of the drill platform locations.  The character of the IP anomaly in profile (+35 milliradianes chargeability/<10 ohm meters resistivity) indicates a steeply oriented, sulfide-mineralized body with great depth extent, and perhaps a width of 100 to over 200 meters.   The 1,200-meter lateral extent of the surface alteration features suggests the target might have a significant strike length dimension.  Testing this IP target will be a high priority for the exploration drilling campaign.  See www.samex.com for accompanying graphics plates: Interpretive Geologic Model, Interpretive Geologic Model On Titan-24 Sections, Cross-section C3-C3’ through San Pedro and L6 Mines, and Geochemical Plots 1 and 2.

Titan 24 DC-IP & MT Geophysical Survey – The Titan-24 survey identified 47 interpreted geophysical anomalies, of which 19 anomalies are considered first priority anomalous zones for follow up with potential for sulphide and gold mineralization from near surface to >500m depth. The remaining 28 anomalies are second priority targets that represent small area anomalies, generally with weak to moderate responses near surface.

Approximately 14 of the 47 anomalies coincide with known areas of mineralization determined by surface workings, surface sampling or drilling, including 7 first priority anomalous zones and 7 second priority targets. The known target areas which have coincident anomalies are: (Cinchado, Cinchado East, Nora North – L100N), (Nora Central, Lora Southeast - L200N), (Milagro Pampa - L300N) and (Milagro Mine - L400N).  The additional 12 first priority zones and numerous second priority targets, represent new shallow and/or deep target areas worthy of exploration by mapping, sampling and drilling, and will be systematically followed up as they are evaluated and prioritized.

Milagro Gold Project at Los Zorros – Early in 2011, two drill holes (DDH-MM-10-01 and -02) were completed as a follow up to test the eastward, down-dip projected continuation of a highly prospective gold-mineralized mantos intercepted in the 2004 drill program (DDH-MM-04-01 encountered 97.3 meters averaging 0.302 g/t gold, including 2.579 g/t gold over 4.7 meters as previously reported in news release No. 1-05, January 21, 2005).

The first hole DDH-MM-10-01 was sited 140 meters east of DDH-ML-04-01 and aimed inclined westward with the intention of making a relatively shallow intercept of the gold-mineralized mantos layer and underlying altered volcanic debris-flow breccia which too was found to be highly anomalous in gold averaging 0.167 g/t over 71 meters (from 31.7 to 102.7 meters).  The target interval was found, in the vicinity of the new drill site, to be displaced by a steeply westward dipping normal fault intersected between depths of 37 to 53 meters.  As a result, the hole penetrated through the fault gap and beneath the target interval intended to be drill tested.  However, the footwall (54 – 60 meters) to the fault zone was a strongly pyritized/silicified volcaniclastic debris flow breccia with high anomalous gold content (averaging 0.364 g/t).  Strongly altered quartz-sericite-pyrite altered volcaniclastic sediments and interlayered debris flow breccia intervals continued to a depth of 369 meters where the hole was stopped after penetrating well into weakly altered porphyritic diorite sill (354 – 369 meters).  This entire long interval (53 to 369 meters) continuously contains elevated detectible gold values (>0.010 to <0.100 g/t) with numerous subintervals of anomalous gold (0.108 to 0.807 g/t).  One interval (268.0 to 270.0 meters) comprised of strong pyritization and silicification associated with a narrow fault zone contains 11.8 g/t gold.

The second drill hole (DDH-MM-10-02) was sited 900 meters east-southeast of DDH-ML-04-01.  This long step-out and location were chosen to test again the projected southeastward down-dip continuation of the gold-mineralized mantos layer and within a structural block that is largely intact without significant fault disruptions.  This hole was aimed inclined northwestward and, below an altered mafic sill, entered into a thick interval (from 228 to 517 meters) of prospective-looking, quartz-sericite-pyrite altered volcaniclastic debris-flow breccia units.  Geochemical analyses show that the interval from 261.5 to 373.0 meters continuously contains elevated detectible (<0.010 to <0.100 g/t) amounts of gold.  Within this interval, three prominent intervals of significantly anomalous gold (>0.100 to 2.14 g/t) were intersected: 261.5 to 278.0 meters, 313.0 to 332.0 meters, and 350.0 to 373.0 meters.  The hole was stopped at a depth of 517.0 meters within a silicified/pyritized carbonaceous black shale sedimentary unit where subsequent assaying shows low-level anomalous gold values (0.105 to 0.151 g/t) begin to reappear.

The results of the Milagro project reconnaissance drilling are encouraging and show widespread low-level to anomalous values of gold spread over great thicknesses of quartz-sericite-pyrite altered volcaniclastic sedimentary rock.  The extent and style of alteration, and anomalous gold are indicative of large-scale mineralizing processes, and possibly comprise a halo to areas of significant gold mineralization.  Titan-24 Line 4, which runs through the Milagro project area and in close vicinity to the drill holes, shows that DDH-MM-10-02 was drilling down into, but not through, a very strong IP chargeability anomaly; and over top of, thus missing, a strong resistivity anomaly.  The latter resistivity anomaly outlines a target highly prospective for a gold-mineralized, silicified body positioned along the range front.  This resistivity anomaly was also observed on Titan-24 Line 3, so, is known to extend for at least 700 meters from the Milagro project area northward across the east part of the Milagro Pampa project area (open-ended to the north and south).

Further west and south of the Milagro drilling, 46 samples were collected on shallow, exposed barite veins, fault zones, narrow breccias and minor jasperoid occurrences observed during prospecting traverses over a 1,300 x 800 meter area.  The 46 samples range from <0.005 to 20.2 g/t gold including 10 samples returning >1.0 g/t gold, with four of these ranging from 4.26 to 5.56 g/t gold.  Underlying this sampled area, a second sizeable IP anomaly characterized by high chargeability and high resistivity situated at relatively shallow depth was identified by Titan-24 Line 4.  The character of this anomaly is that of a thick/extensive, strongly silicified/pyritiferous mantos interval and which is known to be positioned adjacent/proximal to a shallow concealed altered porphyry intrusion (gravity low).  In light of the geologic environment of favorable sedimentary host rocks and widespread, low-level to anomalous gold, this IP anomaly represents another exciting drill target for the Milagro project.

Milagro Pampa Project at Los Zorros – Late in 2010, one exploration core hole (DDH-MP-10-01) was drilled westward inclined to a depth of 869.4 meters.  This hole tested down across anhydrite and quartz stock work veinlets and sheeted vein swarm within a sericite-quartz-pyrite altered porphyritic intrusion.  These bedrock features are concealed beneath 12 meters of gravel cover.  The hole proceeded downward through intense veinleting and pyritiferous sericite-altered porphyritic intrusion, which appears to comprise an extensive phyllic alteration halo.  The west margin of the intrusion was intersected at 657 meters depth where pyritized hornfelsed and calc-silicate skarnoid metasedimentary rocks were intersected.

Geochemical results on continuous sampling show, from 150 to 500 meters depth, overall increasing levels of variably anomalous copper (>100 to 905 ppm) copper and elevated detectible to anomalous gold (>0.050 to 0.332 g/t).  Below approximately 500 meters, the hole encountered a series of prominent vein and brecciated intervals from 0.3 to 1.2 meters thickness with >1% copper, and 0.475 to 6.08 g/t gold.  A 1.9-meter (true width) vein/fault interval assayed 13.0 g/t gold including 0.75 meters (true width) at 29.4 g/t gold.  The interval, 692.0 to 738.6 meters (23.3 meters true width), averaged 1.51 g/t Au, 2.15 g/t Ag and 0.27% Cu with strongly anomalous mercury and arsenic.  The dominant orientation of veins and veinlets intersected in core indicated that the drill hole was cutting down at an acute angle to the vein dip direction and that perhaps was also drilling westward and away from the “heart” of the mineralizing system.

Titan-24 Line 3, which crosses through the area of the drill hole, indeed shows that a sizeable and very strong IP chargeability anomaly (to +40 milliradianes) lies centered 400 meters to the east.  On the profile, hole DDH-MP-10-01 can be seen to be located at the very west edge of the large IP anomaly.  The target at Milagro Pampa is a high-grade, gold-bearing; copper-sulfide mineralized sheeted veins system perhaps of substantial size.

Below are summaries/histories of other important exploration project areas within the Los Zorros property that we identified during our first phase of exploration in 2004 and 2005 and that we will be further exploring:

NORA Project at Los Zorros, High-Grade Gold Target – Nora is a large area hosting a complex swarm of numerous copper-gold-mineralized barite veins and a series of broad zones of anomalous gold we exposed by trenching.  The upper oxide parts of some principal veins of the swarm have been mined historically on a small scale for gold, copper and barite.  Exploration work we carried out at Nora during 2004 included: geologic mapping and surface outcrop rock-chip sampling mostly across principal vein structures (193 samples), approximately 2,000 meters of trenching (14 trenches/520 channel samples), and 3,799.5 meters of core drilling in 10 holes, and during 2005, an additional 1,865 meters of trenching (10 trenches/559 samples).

During phase I drilling at Nora, an impressive, mantos-style (layered), high-grade gold intersection (15.96 g/mt gold over 7.66 meters or 0.51 oz/mt over 25.12 ft.) was made in drill hole DDH-04-05.  The intersected gold mineralization occurs in a complicated package of volcaniclastic detrital rocks, volcanic breccia, and minor siliclastic sedimentary rocks.  The highest grades of gold occur within a distinctly layered clastic sequence and specifically within two, closely spaced, unique black-matrix breccia sub-intervals which have been silicified and contain abundant disseminated pyrite and minor chalcopyrite.  A 250-meter wide alteration halo surrounds the gold mineralized interval and consists of a narrow outer chloritic zone and thick interior zone of silica-clay-pyrite with scattered veinlets of quartz-pyrite+/-chalcopyrite.  Coincident with the alteration halo are numerous anomalous to highly anomalous values of copper, mercury, and silver and many elevated (>25 ppb to <100 ppb range) to anomalous (>100 ppb range) gold values.  This alteration and geochemical expression suggests strong and widespread mineralizing processes were associated with the deposition of the gold-rich interval.

Importantly, the high-grade, gold-mineralized interval is possibly widespread beneath the NORA area.  The substantial width of the haloes of both the associated hydrothermal alteration and anomalous values of copper, mercury, and silver, plus elevated to anomalous gold surrounding the gold-mineralized interval in DDH-N-04-05, indicate a strong mineralizing system that could have produced an extensive gold ore body of moderate- to high-grade nature. This may be supported by the presence at the surface, of numerous copper-gold-mineralized barite veins and a series of north-trending broad zones of anomalous gold exposed by trenching which may be leakage up from the deeper seated, high-grade, gold-mineralized mantos.  These anomalous gold zones may prove to comprise an important guide to deeper seated high-grade gold mineralization.

Late in 2010 and into 2011, access roads and multiple drill pads were prepared along a 600-meter strike length in the Nora project area, and drilling is planned to begin soon in 2011.  Six new bulldozer trenches have been completed and sampled in other parts of the Nora Project to help extend the target zones further northward.  An additional new barite-jasperoid in-filled fault zone in the eastern part of the project area is in the early stages of evaluation.

West Florida area at Los Zorros – West Florida is an area where Phase I trenching and sampling exposed silicified and clay-altered quartz-eye porphyritic intrusion with significantly anomalous gold content including a 138-meter interval averaging 0.405 g/mt.  The gold mineralized/altered intrusion intrudes up through a little-altered, thick diorite sill and coincides with a well-defined gravity low.  The surface outcropping, oval-shaped area of gold mineralized quartz-eye porphyritic dacite intrusion encompasses approximately 200 meters wide by 400 meters long.   Similar altered/mineralized porphyritic intrusion outcrops/daylights elsewhere in the vicinity, indicating the target extends over a much greater distance beneath the surrounding area.

Lora area at Los Zorros – The Lora project at Los Zorros is situated in an area of pampa and low-lying hills with numerous prospected showings of fault-hosted, fracture-controlled and veinleted, oxide-copper mineralization.  Bulldozer trenching during our phase-one exploration exposed a large copper-gold-molybdenum anomaly within variably leached rocks over an area measuring approximately 1,000-meters long and 800-meters wide (open-ended to the east) with anomalous copper (>250 ppm), gold (>100 ppb) and elevated molybdenum (>10 ppm) in trench (see table below) and outcrop samples.

Trench	Length In Meters	Average Copper %	Average Gold ppm*	Average Molybdenum ppm
P-1	106.0	0.105	0.039	20
P-2	219.0	0.252	0.103	13
P-3	213.4	0.186	0.212	33
P-5	67.0	0.266	0.189	20
P-6	110.8	0.145	0.256	12
P-9b	104.3	0.066	0.069	18
P-9c	89.0	0.077	0.018	51
P-16	129.4	0.277	0.149	12
P-18	207.3	0.102	0.081	<2
C-1	199.0	0.069	0.100	<6
LR1-17	51.0	0.051	0.580	17
Weighted average of trench samples in target area		0.151	0.143	17

     * Analytical results are reported in parts per million (ppm).  1 ppm = 1 gram/metric tonne (g/mt)

The geologic setting of this target has been disclosed by trenching to be porphyritic diorite and quartz diorite which has been strongly hypogene altered (clay-silica and sericite-pyrite) and cut by later igneous dikes.  Strong supergene effects have produced secondary clays plus iron-oxide and oxide-copper minerals.  The oxide-copper mineralization occurs in all rock types mostly as copper wad and chysocolla along abundant fractures, structurally controlled wide zones of multiple orientation, and as strong disseminations in altered diorite.  The original copper mineralization appears likely to have been comprised of gold-bearing, copper sulfide (chalcopyrite) associated with the hypogene alteration within the porphyritic dioritic rocks.

During our phase-one drilling program in 2004, six core drill holes tested only a portion of the porphyry intrusions, encountering long intervals of low-grade copper/gold mineralization (see table below) in each hole.  Drilling was principally along a 500-meter long fence of four inclined holes (P1, P2, P3, P4) which were spaced on an east-west line, systematically testing across the central part of the large copper/gold anomaly defined earlier by trenching.  Two additional inclined holes (P5 and P6) were drilled 200-meters southwest, and 400-meters south of the fence, respectively.

Hole #	From	To	Interval (m)	Cu %	Au ppm
P1	5.45	228	222.55	0.163	0.061
including	16.7	37	20.3	0.499	0.051
	14	86	69.3	0.236	0.045
AND incl.	206.5	227	20.5	0.404	0.276
P2	7.5	245.8	238.3	0.144	0.117
including	178	204	26	0.31	0.216
P3	2.1	330	327.9	0.175	0.147
including	2.1	72	69.9	0.29	0.243
P4	6.5	306	299.5	0.163	0.108
including	9.5	86.75	77.25	0.249	0.145
OR incl.	9.5	132	122.5	0.237	0.152
P5	6.3	293.2	286.9	0.035	0.03
P6	7.5	221.5	214	0.083	0.057

Evaluation of the drill data suggests that this mineralization may represent the low-grade, distal zone or outer halo to more intensely altered and better mineralized parts of the porphyry copper/gold system within the Lora area.  Further exploration is required in the Lora area to search for higher grade oxide and secondary sulfide mineralization which may be advantageously positioned at shallow depths and for proto-ore zones of combined high copper/gold grade with significant width.

Colorina area at Los Zorros – Colorina is an area of strong hydrothermal alteration with geochemical values of gold, silver and copper that are characteristic of the high-level part, or outer halo, of a possible deeper seated epithermal, precious metal system.  A unique feature of the alteration found in the Colorina area is its unusually high sodium enrichment which is similarly reported to occur associated with the large copper/gold deposits of the Candelaria and Punta del Cobre District situated 40 kilometers north of Los Zorros.  The area of alteration is hosted in a thick diorite sill and measures 1500-meters (north-south) by 400- to 800-meters across (east-west).  The center of the alteration is just outboard in low-lying pampa to the west of a higher, range-front mine where barite breccia and mantos-hosted oxide-copper-silver mineralization was exploited on a small scale.  The alteration is characterized by hematite-clay-silica with later fracture-controlled superimposed clay-silica.  This style of alteration and weakly anomalous gold, silver, copper suggests a position above perhaps deeper seated, gold-copper-silver (Candelaria-type), or gold-silver (Andacollo-type) mantos- and related vein zone-hosted mineralization similar to other ore bodies in this lower Cretaceous geologic belt.

Initial reconnaissance chip sampling (44 samples) of scattered outcrops of clay-red hematite altered and silicified porphyry and diorite in the area showed common elevated (0.022 to 0.082 ppm) levels of gold with anomalous silver (1 to 6.1 ppm).  Eight samples contained weakly to moderately anomalous gold values (0.173 to 1.22 ppm) with anomalous silver (1.9 to 8.4 ppm), and mercury (110 to 1180 ppb).  Higher gold values (two samples, 4.73 ppm and 5.19 ppm) are restricted to a meter-wide, oxide copper-mineralized (to 3.04% copper) northeast-trending structure.  High sodium values (most >3%) and strongly depleted calcium (most <0.5%) and magnesium (most <0.2%) in the samples suggest the colorful alteration includes a peculiar sodic metasomatism which is noted to importantly occur associated with the copper-gold deposits at Punta del Cobre and Candelaria located in this same geologic belt.   Also in this area, barite-bearing mantos-hosted and breccia-hosted silver and oxide-copper mineralization to several meters thick occurs, replacing a limestone unit just above the zone of altered porphyritic rock.  Samples across the mantos and breccia are polymetallic in character containing anomalous copper (0.32% to 1.06%), silver (11.1 to 49.3 ppm), and zinc (1365 ppm to 9230 ppm).  Detectible elevated gold values (0.011 to 0.055 ppm) are also present with markedly anomalous amounts of arsenic (2490 ppm to 2560 ppm), mercury (260 to 950 ppb), and antimony (112 to 304 ppm).  An intensive program of detailed sampling and trenching has not yet been conducted.  However, spot, outcrop chip sampling was extended northward, and a channel cut was taken along a 300-meter-long reconnaissance trench, located 400 meters north of the core area.  This east-west oriented bulldozer trench exposed numerous altered zones with widths from a meter to over 50 meters which are separated by intervals of weakly altered to unaltered diorite.  Continuous sampling along the trench wall was carried out at 5-meter-long intervals across all rock types.  The geochemical analytical results from this trench and other samples within the target area show the common presence of elevated to anomalous gold and silver, high amounts of sodium, and many samples also contain low-level anomalous copper and mercury.

Virgen del Carmen area at Los Zorros – The Virgin del Carmen area is situated along the same range front as the Colorina area and includes an area of previous small mining of oxide-copper-silver-mineralized mantos and breccia which is similar to that exploited at the small mine in the Colorina area.  Additional exploration is required to further evaluate the outlying pampa to the west of the Virgen del Carmen mine for alteration/geochemical indications of a target of deeper seated, epithermal, gold-silver-copper mineralization.

Salvadora area at Los Zorros – The Salvadora area is a barite vein system hosted in andesite and volcaniclastic rocks.  The system is +700 meters long and nearly 300 meters wide.  Historic barite mining activity to shallow depths (+/- 15 meters) focused on steep-dipping veins that averaged a meter in width.  Barite is commonly associated with gold, silver and gold-silver deposits in epithermal environments.  This area requires drilling to test the down-dip character of the veins for possible gold, silver, and copper content.  The presence of complicated minor veining locally in outcrops suggests potential for a bulk-tonnage target comprised of spaced major veins with intervening rocks containing abundant minor veins/veinlets.

In summary, the Los Zorros property contains numerous large-sized gold, silver and copper targets on a single property holding.  The property is geologically well-situated within the highly prospective mining belt that contains the copper-gold ore bodies of the Punta del Cobre District (150 million cumulative tonnes with an average grade of 1.5% copper, 0.2 to 0.6 g/mt gold, 2 - 8 g/t silver), the large Candelaria mine (460 million tonnes containing 0.82% copper, 0.22 g/mt gold, 3.1 g/mt silver), the large, mined-out Chanarcillo silver deposit (+100 million ounces of silver), plus many smaller copper-gold and gold ore bodies which still locally support mining operations.  Infrastructure for large mining activity is readily available in the area with power, transportation, water, communications and manpower all within advantageously close distances.  Because of the large size of the property, and the fact that our exploration is still in progress, the information and ideas behind the targets currently being developed must be considered as an evolving picture.  The possibility of defining further new targets and project areas on the property remains strong.

Sampling, analytical procedures, controls - Geochemical analyses on samples were performed by ALS Chemex, an independent, internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.  In preparing drill core samples for analysis, the core is cut or split in half, with one half kept for reference and re-analysis if necessary, while the other half is bagged and sealed as a sample for analysis.  To provide quality control, pre-packaged, sealed, certified standard (include low and medium grade copper-gold pulps) and blank pulps are included for analysis by inserted them as samples in random order at approximately 1 per every 30 samples. To ensure chain of custody, the bagged samples for analysis are picked up by an agent of ALS Chemex and transported directly to the ALS Chemex laboratory at Antofagasta or at La Serena, Chile.

Except where otherwise noted, the analytical and test data underlying the information disclosed herein was verified by or under the supervision of Robert Kell, Vice-President Exploration for SAMEX Mining Corp. and Phil Southam, Geologist, who are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

Mineral Interests - The Company’s Chilean subsidiary, Minera Samex Chile, S.A, has mineral rights to 65 exploitation mining concessions that cover an area of approximately 7,782 hectares that comprise the Los Zorros property in Chile.  The Company acquired the concessions by a combination of staking and acquisition through government auctions (approximately 6,049 hectares), a purchase agreement (1,429 hectares), and by the exercise of two purchase option contracts (209 hectares and 95 hectares).  The Company holds 100% interest in the concessions subject to the terms described below in the Purchase and Sale Agreement with Compania Contractual Minera Ojos del Salado, the Purchase Option Contract with Comercial Sali Hochschild S.A., the Purchase Option Contract with Compania Minera San Estaban Primera S.A., and subject to the Finder’s Fee, Bonus and Royalty described below:

Purchase and Sale Agreement dated January 29, 2003 between our subsidiary, Minera Samex Chile S.A. and Compania Contractual Minera Ojos del Salado - We entered into a purchase agreement dated January 29, 2003, with the vendor, Compania Contractual Minera Ojos del Salado, to acquire approximately 1,429 hectares of mineral concessions covering old goldmines and gold showings in the Los Zorros district for US$50,000 cash (which has been paid).  Because of the vendor’s interest in copper, under the purchase agreement, the vendor retained a back-in right to earn an interest in the property in the event that we discover a copper deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property.  The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing us three times the expenditures incurred, and up to 51% interest by expending 100% of all further costs necessary to complete a bankable feasibility study on the property.  Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property.

Purchase Option Contract dated November 6, 2003, between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A. – In October 2006 we completed the acquisition of mineral concessions covering a 209-hectare-portion of the Los Zorros property (covers portions of the Milagro and Lora areas of the Los Zorros property).  Under the Option, SAMEX acquired the concessions by making option payments totaling US$230,000 as follows: US$30,000 upon signing of the Option Agreement (paid); US$50,000 by October 31, 2004 (paid); US$50,000 by October 31, 2005; (paid); US$100,000 by October 31, 2006 (paid).

Pursuant to the exercise of the option and the related Purchase Contract dated October 27, 2006, SAMEX holds 100% interest in the concessions subject to a Net Smelter Return Royalty of 2% on gold and silver, 1.5% on copper, and 1.5% on other payable minerals, if the US$ price per pound of the mineral is less than US$1 or 2% if the US$ price per pound of the mineral is US$1 or greater.  SAMEX has an option to buyout the Royalty at any time for US$1,800,000.  Pursuant to the option/purchase agreement, if the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by February 29, 2008 (paid), by March 1, 2009 (paid), by March 1, 2010 (paid), by March 1, 2011 (paid), and by March 1, 2012) to a maximum of US$500,000, or until the commencement of commercial exploitation.   The advance royalty payments are recoverable from future royalty payments.  SAMEX is not obligated to make the advance royalty payments if it elects to return the concessions to the previous owner.

Purchase of Mineral Concessions Completed – Re; Unilateral Purchase Option Contract dated June 29, 2005 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera San Estaban Primera S.A. –  In December 2006 we completed the acquisition of mineral concessions covering a 95-hectare-portion of the Los Zorros property by making option payments totaling US$200,000 over 18 months as follows: US$75,000 upon signing the Option Agreement (paid); US$25,000 by December 20, 2005 (paid); US$50,000 by March 20, 2006 (paid); and US$50,000 by December 20, 2006 (paid).  SAMEX now holds 100% interest in the concessions subject to a Net Smelter Return Royalty of 1.5% on copper, gold, silver, and other payable minerals.  SAMEX has an option to buyout the Royalty at any time for US$1,000,000.

Finder’s Fee, Bonus and Royalty - Pursuant to a Consulting Agreement dated September 25, 2002 between SAMEX and Geosupply Servicios de Geologia & Mineria & Sondajes de Diamantina, the concessions in the Los Zorros district are subject to the following finder’s fee, bonus and royalty:

a)

A finder’s fee of US$10,000 payable within 90 days of commencement of a drilling program on the concessions (which has been paid);

b)

A bonus of US$150,000 payable within one year from the date of Commencement of Commercial Production on the concessions; and

c)

Net Smelter Return royalty equal to 0.25% of Net Smelter Returns.

Patent payments must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions.  Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2010 the M.T.U. was 36,752 x 1/10th = 3,675.2 Chilean Pesos per hectare which, at the Observed US$/Peso exchange rate of 516.33 at March 15, 2010 equated to approximately US$7.11 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2010 the M.T.U. was 36,752 x 1/50th = 735.04 Chilean Pesos per hectare which, at the Observed US$/Peso exchange of 516.33 rate at March 15, 2010 equated to approximately US$1.42 per hectare for exploration concessions).

The Los Zorros Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

INCA PROPERTY, Chile

Location and means of access - The INCA property in the Atacama region of Chile is located approximately 90 kilometers north of the city of Copiapo, Chile and 6.0 kilometers east of the paved highway that connects Copiapo to Diego Del Amargo and the El Salvador Mine.  The property is accessed by vehicle by driving north from Copiapo on paved, two-lane highway (Highway C-17) to the village of Inca de Oro.  The INCA property and the Company’s exploration camp are located about 6 kilometers east of the village of Inca de Oro along a government maintained gravel road leading to the San Pedro de Cachiyuyo district.   The INCA property is favorably situated from both a geological and a logistical perspective, being close to important transportation routes, power lines and general mining infrastructure.

Historically, the INCA project area has been the center of small mining activity primarily for production of oxide-copper and some secondary enriched copper sulfide ores. This area hosts variably sized breccia pipes with outcropping, or historically mined copper, molybdenum and gold mineralization and the exploration objective has been to search beneath and around this area for substantial deposits of copper with important gold, silver and molybdenum credits.

During 2006 we completed the construction and equipping of a camp and exploration office at the INCA project and compiled extensive maps of the project area.  We also conducted more than 30 line-kilometers of IP geophysical survey over six survey lines.  In 2007 we conducted additional geophysical surveys and a program of bulldozer trenching, sampling and assaying was completed.  Blasting and bulldozer work was conducted to prepare access roads and drill pads for a Phase I core drilling program.  The core-drilling program completed 10,309 meters of drilling in 35 holes, with an average hole length of approximately 300 meters.  Generally the program was designed to test shallow targets proximal to existing historic mine workings and coincident with IP geophysical anomalies, for areas of stock-work veining, breccia bodies, and disseminated and/or porphyry style copper-gold-molybdenum mineralization.  More specifically the program was set up to test, in systematic fashion, two principal target zones including: the Delirio-Tucumana breccia complex (14 holes) and the Puntilla-San Antonio vein system with a coincident strong IP expression (8 holes).   Other target areas received more cursory drilling attention and these include: San Antonio-Providencia (7 holes), Magallanes (2 holes), Manto Cuba-San Pedro (2 holes) and Jardinera (2 holes).

From the results of the Phase I exploration, it became apparent that, although some of the results (particularly in the area around the Providencia mine) were very promising, the first phase of exploration did not discover the presence of a wide-spread, near-surface porphyry copper deposit that we had hoped for.  We concluded that, although the possibility still existed to find a large scale copper deposit at INCA, considerable more exploration work and expenditures would be required to do so, which exceeded our available resources.  Further, we faced option payments on certain concessions covering portions of the INCA property which came due in March and April of 2009, which have not been paid: As disclosed in Note 3 of the financial statements, the Company has not made an option payment of US$1,000,000 that was due March 31, 2009 pursuant to the “Minera Porvenir Option” by which the Company can acquire a 2,138-hectare portion of the INCA project, therefore, under the terms of the option, the owner may terminate the option upon default of payment by giving 30 days written notice.  We are of the view that, the owner is in default of the agreement in that the owner has not to date resolved certain title issues on a 85-hectare portion of the property and is therefore, not able to validly terminate the option, however, if the owner is able to correct this defect or if our position is not upheld on arbitration, we may face termination of this option.  Also, the Company has not made an option payment of US$150,000 that was due April 30, 2009 pursuant to the “Rojas Option” by which the Company can acquire a 20-hectare portion of the INCA project, therefore, the owner may terminate the option by giving 30 days written notice.  We determined that, regardless of our legal position under the Minera Porvenir Option, in light of economic and market conditions, exploration results to date on these particular concessions and other factors, expenditures on these option payments were not justified at this time.   At the date of this report, the Company had not received written notice of default with respect to non-payment of the option payments that were due under the Minera Porvenir Option and the Rojas Option.  During 2009, the Company also decided not to make an option payment of US$80,000 due April 9, 2009 pursuant to the “Parra Option” by which the Company could acquire an interest in a 21-hectare portion of the INCA project, and subsequently, the owner delivered the Company written notice terminating the “Parra Option”.

As a result of non-payment of the Minera Porvenir Option payment and the Rojas Option payment, the Company may be required to relinquish the options on these portions (2,138 hectares and 20 hectares) of the INCA property.  Due to the possibility of relinquishing these portions of the INCA property, we wrote-off a $2,699,263 portion of the deferred expenditures on the INCA property at December 31, 2009.

The INCA property consists of concessions covering approximately 3,488 hectares.  In addition, the Company also has the option to acquire another 2,158 hectares of mineral interests in the INCA project area pursuant to the Minera Porvenir Option and the Rojas Option agreements, however, as disclosed above and in the financial statements, the Company has not made the final option payments on these options.

“Araya Option” Exercised To Acquire the Providencia Mine Concessions - Of importance, during 2009 we completed the final option payment under the “Araya Option” to acquire the Providencia Mine concessions situated within the greater INCA project area.  These concessions cover one of the stronger mineralized areas identified during phase I exploration at the INCA project including the Providencia copper breccia pipe, a swarm of sheeted veins, and other tourmalinized/silicified breccia bodies and pipes.  With this acquisition and its other land holdings, SAMEX holds what we consider to be the most prospective and strategic concessions within the INCA project area.

The size and shape of the Providencia mine breccia pipe is not fully exposed by mining and could be over 80 meters across.  The pipe is well mineralized with chalcopyrite and abundant accessory pyrite; our initial rock chip-channel samples in the mined areas were taken as a series of both vertical and several horizontal oriented lines.  The copper (total) grade of initial chip-channel sampling (25 samples) shows a range via mine level of 1.24% to 2.94% copper with an overall average of 2.16% copper.  The presence of strong sericite alteration, anomalous amounts of silver, lead, zinc, and antimony and position of the roof indicate that this level is at the top of the pipe and that very little of the pipe has actually been mined out.  A target size of over 10 million metric tonnes is tentatively outlined for this mine-exposed breccia pipe.

The Providencia mine breccia pipe has a distinct IP signature and occurs within what appears to be a cluster of additional concealed, possibly well-mineralized breccia pipes with similar or stronger IP responses, which were disclosed by our regional IP survey.  The Providencia breccia cluster is a highly prospective area 1600 meters long by 500 meters across – with several separate IP targets for copper-molybdenum-gold mineralization hosted by sulfide-bearing breccia pipes/elongate tapered bodies and perhaps out into surrounding veinleted zones.  One set of our exploration core drill tests on one of the IP anomalies discovered a concealed, faulted part of a breccia pipe (Providencia West) with indications that it contains significant copper and molybdenum mineralization and anomalous silver, lead, and zinc content.  This breccia pipe is positioned 700 meters to the west of the Providencia mine where an outcropping sheeted vein swarm with oxide-copper mineralization and tourmalinized/silicified pods of breccia are present over a large area in the monzonite cap above the pipe.  Additional drilling is required in the Providencia area to test for other concealed breccia pipes with the objective of discovering multiple ore bodies and the potential deeper source from which these pipes have emanated.

The Company plans to conduct additional meetings and property tours with interested parties in its continuing efforts to arrange a joint venture or sale of all or a portion of the INCA property.  Of note, several kilometers to the west, Chilean miner, Codelco, is planning to advance the development of their Inca de Oro ore body, which could serve to further enhance the value of our prospects.

Mineral Interests - The Company’s Chilean subsidiary, Minera Samex Chile S.A. has mineral rights to 35 exploitation mining concessions covering approximately 3,488 hectares acquired by staking, purchase at government auction, a purchase agreement, and exercise of the Araya Option agreement:

Araya Option – Pursuant to a Unilateral Option Purchase Contract dated April 4, 2006 with Malvina del Carmen Araya Santander the Company acquired 100% interest in 45 hectares of mineral interests (the Providencia Mine concessions situated within the greater INCA project area) for consideration of option payments totaling the Chilean Peso-equivalent of US$300,000 (paid).  A 1% NSR retained by the vendor for a period of 20 years.  The Company has the option to buyout the NSR at any time for US$500,000.

Vizcacha I Purchase – In September 2007, the Company purchased the Vizcacha I mineral concession covering a 3-hectare-portion of the INCA project for a total consideration of US$32,938 (17,000,000 Chilean Pesos).  No royalty is payable on this concession.

The Company also has the option to acquire an additional 2,158 hectares of mineral interests in the INCA project area pursuant to the Minera Porvenir Option and the Rojas Option agreements:

Minera Porvenir Option - Under the Unilateral Option Purchase Contract dated March 31, 2006 between Sociedad Contractual Minera Porvenir (“Optionor”) and our subsidiary Minera Samex Chile S. A., SAMEX can acquire 100% interest in concessions covering a 2,138-hectare portion of the INCA project for consideration of the Chilean Peso-equivalent of US$2,000,000 (US$1,000,000 paid).  Option payment due: US$1,000,000 comprised of US$38,500 (has not been paid) payable on behalf of the optionor to a third party when they resolve certain title issues on a 85-hectare portion of the property, and US$961,500 that was due March 31, 2009 (has not been paid) (See Note 7 of the financial statements).  A 1% net smelter royalty (“NSR”) has been retained by the vendor and the vendor has the right to purchase up to 50% of any oxide-copper production at cost from the Company (to a limit of 10,000 tonnes per month) and subject to a cumulative maximum of 1,200,000 tonnes or ten years, which ever is reached first.

Rojas Option - Under the Unilateral Option Purchase Contract dated May 25, 2006 between Oscar David Rojas Garin and our subsidiary Minera Samex Chile S. A., SAMEX can acquire 100% interest in concessions covering a 20-hectare portion of the Inca project for consideration of the Chilean Peso-equivalent of US$300,000 (US$150,000 paid).  A final option payment was due April 30, 2009 - US$150,000 (has not been paid) (See Note 7 of the financial statements).  No NSR is payable on these concessions.

Patent payments must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions.  Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2010 the M.T.U. was 36,752 x 1/10th = 3,675.2 Chilean Pesos per hectare which, at the Observed US$/Peso exchange rate of 516.33 at March 15, 2010 equated to approximately US$7.11 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2010 the M.T.U. was 36,752 x 1/50th = 735.04 Chilean Pesos per hectare which, at the Observed US$/Peso exchange of 516.33 rate at March 15, 2010 equated to approximately US$1.42 per hectare for exploration concessions).

Sampling, analytical procedures, controls at INCA - Geochemical analyses on samples were performed by ALS Chemex, an independent, internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.  In preparing drill core samples for analysis, the core is cut or split in half, with one half kept for reference and re-analysis if necessary, while the other half is bagged and sealed as a sample for analysis.  To provide quality control, pre-packaged, sealed, certified standard (include low and medium grade copper-gold pulps) and blank pulps are included for analysis by inserted them as samples in random order at approximately 1 per every 30 samples. To ensure chain of custody, the bagged samples for analysis are picked up by an agent of ALS Chemex and transported directly to the ALS Chemex laboratory at Antofagasta or at La Serena, Chile.

Except where otherwise noted, the analytical and test data underlying the information disclosed herein was verified by or under the supervision of Robert Kell, Vice-President Exploration for SAMEX MINING CORP. and Phil Southam, Geologist, who are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

The INCA property is without a known body of commercial ore and our activities to date have been exploratory in nature.

ESPEJISMO PROSPECTS, Chile

Gold Prospects, Inca de Oro region, Chile.  SAMEX has acquired rights to approximately 817 hectares of mineral concessions covering gold prospects by purchasing concessions at a government auction and by staking.  No exploration is planned for these gold prospects until additional concessions are acquired.

CHIMBEROS PROPERTY, Chile

The Chimberos Property is a gold-silver prospect located about 75 kilometers north of the city of Copiapo and is situated in the historic Chimberos mining district which was one of Chile’s largest silver producing areas.  The property is accessed by vehicle by driving north from Copiapo on a paved, two-lane highway (Highway C-17) to the property which is adjacent to the highway.  We recognized the potential of this old mining district a number of years ago and began quietly accumulating concessions by purchasing concessions at government auctions and by staking.  These strategic concessions cover a significant, but partial, portion of the Company's exploration objectives in this prospective, but little-explored Chimberos district.

SAMEX reconnaissance work indicates that the geologic setting of the Chimberos District includes widespread sericite-pyrite alteration of volcanic rocks cut by a principal silver-mineralized fissure vein zone, and complete garnet skarn replacement of a thick calcareous sedimentary unit, which also hosts oxide-copper mineralization.  Although SAMEX has only conducted preliminary sampling and limited detailed mapping in the area, some of the acquired concessions are clustered and cover much of the core of a complex fissure fault zone which controlled the enriched silver mineralization that was mined in the Buena Esperanza mines at Chimberos.  Historically, mining was focused along discrete narrow vein structures of this zone, but SAMEX has been studying the property with a view to defining important targets of shallow bulk-tonnage gold and/or gold-silver mineralization, and also looking for deeper, higher-grade, gold-silver/copper sulfide mineralization – perhaps as an underground, bulk-tonnage target comprised of mineralized anastomizing veins.  Potential for extensive, deeper-seated, mantos-style, more-disseminated style, copper-sulfide mineralization with important gold-silver content hosted by the skarn replacement has also been identified.   Other SAMEX concessions at Chimberos are over projected extensions of the principal fissure fault zone, parts of large areas of sericite-pyrite alteration, and outlying garnet skarn with oxide-copper showings, which are areas where additional targets might be outlined in the future.

Mineral Interests - The Company’s Chilean subsidiary, Minera Samex Chile, S.A, has mineral rights to 28 exploitation mining concessions that cover an area of approximately 1,672 hectares that comprise the Chimberos Property in Chile.  The Company acquired the concessions by a combination of staking and purchase of concessions through government auctions.

Patent payments must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions.  Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2010 the M.T.U. was 36,752 x 1/10th = 3,675.2 Chilean Pesos per hectare which, at the Observed US$/Peso exchange rate of 516.33 at March 15, 2010 equated to approximately US$7.11 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2010 the M.T.U. was 36,752 x 1/50th = 735.04 Chilean Pesos per hectare which, at the Observed US$/Peso exchange of 516.33 rate at March 15, 2010 equated to approximately US$1.42 per hectare for exploration concessions).

The Chimberos Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

MISCELLANEOUS PROPERTIES, Chile

The Company holds mineral concessions (approximately 25 hectares) for possible future evaluation.  The property is inactive and no exploration is currently planned.

EL DESIERTO PROPERTY, Bolivia

The El Desierto property is located in southwestern Bolivia at an elevation of about 3,800 meters, near the villages of El Desierto and Abra de Napa, processing centers for sulfur mines in the area. The property is located approximately 25 km north of the Quebrada Blanca and Collahuasi copper porphyry mines in Chile and is readily accessible by road from both Bolivia and Chile.  The property is situated along a trend of a geologic belt that is renowned for some of the world’s largest porphyry copper-gold mines.  Limited exploration on the property from 1997 to 2000 included geologic mapping, sampling and reconnaissance IP surveys.  We have not conducted any exploration on the property since that time, however we continue to maintain concessions covering approximately 319 hectares for possible future evaluation.

The El Desierto mineral concessions are owned by Empresa Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, a former director of SAMEX Mining Corp.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.  Under the agreements, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold the concessions and is entitled to a 1% interest in such operations. The property is also subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.

Patent fees ranging from approximately US$1.60 to US$3.20 per hectare (depending on US$/Boliviano exchange rate) must be paid annually to maintain the mining concessions.  In December 2010 we paid patent fees for the El Desierto Property which cover the period until the end of February 2012.  The El Desierto Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

ESKAPA PROPERTY, Bolivia

SAMEX, through its Bolivian subsidiary, EMIBOL S.A., holds a 99% interest in any mining operations which may be established on the 3,700 hectare Eskapa property located in the Enrique Baldevieso Province, Department of Potosi, Bolivia.  The Eskapa concession (elevation between 4200 to 4400 meters) is centered over the eroded-out core zone of the extinct Cerro Eskapa stratovolcano which is situated in the southwestern part of Bolivia, approximately 48 airline kilometers east of the frontier with Chile and 55-airline kilometers southeast of Ollague, Chile.

Location and means of access - The Eskapa Property is situated in the southwest part of Bolivia approximately 3 kilometers east of the village of Copacabana.  The Eskapa property is accessible from both Bolivia and Chile by four-wheel drive vehicle.  The Chile access route is somewhat easier due to the better condition of roads in that country.  Starting from the city of Calama, Chile, where air service is available from and to Santiago, Chile, travel is by Route 21 to the border town of Ollague, Chile.  After crossing the border into Bolivia, travel is approximately 35 kilometers along dirt road following the railway tracks to the village/military outpost/train station of Chiguana and then a further 35 kilometers on dirt road to the village of Copacabana .  The property is accessed from Copacabana by a 3 kilometer dirt road constructed and maintained by the Company.   Access within Bolivia  - From the town of Uyuni, Bolivia travel is by an improved gravel road for approximately 150 kilometers and by dirt roads for approximately 35 kilometers to the Eskapa Property.

We explored the Eskapa property in sporadic fashion from 1995 to 1998 and carried out a ten-hole core drilling program in 1999. Additional exploration work was conducted during two time periods in 2001 and included drilling six core holes.   SAMEX has expended more than one million dollars exploring the Eskapa property since 1995.  Since the property is currently inactive, the property interest has been written down to a nominal carrying value of $1,000.

The region, where the Cerro Eskapa prospect is situated, is part of the Cordillera Occidental which consists of numerous extinct or dormant late-Tertiary to early quaternary, andesite-dacite stratovolcanoes positioned on a high plateau (3500 meters mean elevation) of mid- to late-Tertiary volcanic and sedimentary rocks.  The Cerro Eskapa stratovolcano is uniquely considerably eroded such that strong alteration and silver-lead-antimony sulfosalt-mineralized zones are exposed over a large 2 km. by 3 km. area of the core zone.

The strong argillic, advanced-argillic, and vuggy silica alteration are focused on porphyritic dacite and hydrothermal breccia which occupy the stratovolcano core zone.  The nature of the alteration and widespread abundant pyrite are characteristic of the high-sulfidation-type of precious-metal mineralizing system, which occur in the Cordillera Occidental of South America.  At Cerro Eskapa, silver-lead-antimony sulfosalt-mineralization occurs, at the surface of the eroded-out stratovolcano core zone, in linear/steeply dipping zones of vuggy silica-barite strongly controlled along west-northwest-trending faults.  The zones range from 1 to 3 meters in width and several can be traced for up to several thousands of meters.  Based on our sampling, grades of this mineralization in dump and rock-chip samples are variable, but typically contain high amounts of silver (>69.3 ppm to 2260 ppm (g/mt), lead (>144 ppm to 23100 ppm) and antimony (165 ppm to 25800 ppm) with anomalous mercury 1140 ppb (to 90000 ppb), but with very low gold values (<5 ppb).  Surrounding clay-pyrite-altered porphyritic dacite contains anomalous amounts of mercury, arsenic, and antimony, and low values in gold and silver.  The mineralized zones appear to represent the leakage up from more substantial mineralization at depth.

Our exploration of the stratovolcano core zone (1995-1999) included: considerable road building for access, geologic mapping, considerable rock-chip sampling and running IP surveys over long lines.  The data from these efforts showed that silver-lead-antimony sulfosalt/sulfide mineralization is tightly restricted to the zones of vuggy silica-barite and no indication could be found of a shallow bulk-tonnage type of deposit.  The IP surveys generally detected the high-resistivity expression of the zones and demonstrated a depth extent in excess of the 250-meter search depth limit.  The first attempt in 1999 to core drill the zones (March-June, 1999) produced mixed results.  Some holes were unfortunately not properly located and aimed, and missed making the intended down-dip intersection.  However, two drill holes (DDH-EK-99-02 and -04) did make interesting intersections confirming that the vuggy silica-barite rock does continue to depth, but silver grades were disappointing.  DDH-EK-99-02 intersected a thick vuggy silica-barite zone of 13.0 meters true width containing 41.8 ppm (g/mt) silver with low detectible gold (7 ppb) and anomalous copper, lead, antimony with anomalous mercury.  However, the intersection was considerably affected by a late oxidation alteration of sulfosalt/sulfide minerals producing abundant limonitic minerals.  This suggested that the metal values were much reduced in the intercept due to possible leaching of silver and base and pathfinder metals.  Hence, the intersection was not representative of mineralization elsewhere along strike or at depth along the zone.  The other intersection (DDH-EK-99-04) was located at high elevations at the east end of the same zone and was complicated by faulting.  The recovered fault-bounded sliver of the vuggy silica rock contained 109.2 ppm (g/mt) silver over a 0.30 meter true width.  No funding was available to pursue follow-up drilling and consequently, no exploration work was carried out from June, 1999 to December, 2000.

In November 2000, we granted International Chalice Resources (“Chalice”) an option to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making payments totaling US $500,000 by November 15, 2003.  Later, we agreed with Chalice to amend certain terms of the agreement by reducing total option payments required, to US $461,137.98, by an earlier date, February 28, 2002.  Chalice completed option payments totaling US $461,137.98 by February 28, 2002 and thereby earned the right to receive, upon formation of a joint venture, a 40% joint venture interest with respect to mineral operations on the property.  However, in October 2002, we negotiated an agreement to restore our original 99% interest in the Eskapa property by purchasing-back the rights earned by Chalice under the Eskapa Property Option/Joint Venture Agreement.   We arranged to purchase-back this right to a 40% interest from Chalice by:

a) paying Chalice $50,000 cash ($25,000 paid on signing and $25,000 by October 3, 2003 [paid]);

b) issuing 200,000 of our shares to Chalice (issued November 4, 2002);

c) granting Chalice a US$2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of US$250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Pursuant to the buy-back agreement, the Eskapa Property Option/Joint venture Agreement with Chalice terminated and we now hold a 99% interest in any mining operations which may be established on the property.

The option payments from Chalice provided us with the funding to resume exploration on the Eskapa property in 2001 to identify and drill new targets for precious-metal mineralization.  Compilation of our previous exploration data outlined ten (I-X) prospective mineralized zones within the stratovolcano core zone, but exploration attention was instead focused in the Breccia Area to the southwest where considerable breccia was found and then evaluated using geologic mapping, rock-chip sampling, and running IP surveys.   These zones could be interpreted as the fault-offset continuation of those found in the stratovolcano core zone.  However, although the breccia zones contain anomalous mercury and, locally, antimony, arsenic, and zinc, no values for gold or silver are present.  The only attempt at drilling in the Breccia Area encountered faulting and no indication of precious-metal mineralization was intersected.  Exploration for a concealed significant copper deposit related to the oxide-copper-mineralized pebble breccia bodies of the Copper Zone also did not yield positive results from drill testing one of the IP chargeability targets.  A cored intersection through one of the pebble breccia bodies (DDH-EK-01-1C) yielded a 1.0 meter true width of 5% copper and 10 ppm (g/mt) silver.  The decision was made to locate a deep drill test of one of the vuggy silica-barite zones (Zone III) in the stratovolcano core zone.  The test (DDH-EK-01-11) was sited toward the far southeast end of Zone III, using DDH-EK-99-02 as control, and made a complete drill intersection through the vuggy silica target at a depth between 392.70 to 457.10 meters depth.  The intersection revealed toward the footwall of the zone, the vuggy silica-barite rock is cut by massive veins/veinlets of gold-bearing, high-grade copper-silver-antimony-bismuth sulfosalt/sulfide mineralization.   The analytical results, solely on the recovered part of one of the veins (0.20 meters apparent width), give a glimpse of the tenor of the mineralization which might be more extensive elsewhere along this and similar mineralized zones.  This vein sample contains 1890 ppm (g/mt) silver, 6.1% copper, 4.18% antimony, and 2.93% bismuth with 1.180 ppm (g/mt) gold and occurs in an interval (0.75 meters true width) of vuggy silica-barite (445.45 to 446.95 meters) which contains 0.583 ppm (g/mt) gold, 331 ppm (g/mt) silver, 1.04% copper, 0.71% antimony, and 0.43% bismuth.  Toward the top of the interval is a silica-barite veinlet interval with 1.280 ppm (g/mt) gold and 89.0 ppm (g/mt) silver and low copper, antimony, and bismuth.  This veinlet is relatively gold-rich and is considered different perhaps reflecting late-stage, secondary gold veins or gold deposition.  Although the deep intersection revealed that the mineralizing system below the stratovolcano core zone becomes auriferous and could contain high-grade copper-silver-antimony-bismuth mineralization, no funding was available at that time to continue follow-up drilling elsewhere along the numerous prospective zones.

When the results of DDH-EK-01-11 are combined with those from DDH-EK-99-02, the cross section demonstrates that the vuggy silica rock and contained precious-metal mineralization of Zone III are surrounded by outlying coherent/well-developed haloes of argillic and advanced-alteration and anomalous base- and pathfinder-metal zoning.  The spatial relationship of the alteration and base and pathfinder metal zoning in cross section importantly provides a “guide” to the position of the centrally positioned vuggy silica rock and deeper seated gold-silver-copper-antimony-bismuth mineralization. From the cross section, the outlying haloes of pathfinder and base metals surround the target zone and show that, at high levels in the system, anomalous values in outcrop samples, especially for silver, base and pathfinder metals (i.e. mercury, antimony, and arsenic) are the shallow expression of deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization.   Extrapolated to the other nine mineralized zones in the stratovolcano core zone, whose surface expressions are also marked by anomalous pathfinder metals, suggests that the deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization may likely be widely distributed at depth within various zones.  The ten zones can be traced confidently across the floor of the eroded stratovolcano core zone for over 11 kilometers of cumulative strike-length distance. Another +3 kilometers of cumulative strike length can be inferred in areas of cover and where zones are open ended.  The remaining potential for discovery of substantial amounts of vein, veinleted, and breccia-hosted gold-bearing, high-grade, copper-silver-antimony-bismuth mineralization is considered very good and should be pursued in the future with a rigorous drill testing.  The exploration objective is to discover a cumulative resource containing +25M metric tons in the range of +2 to +8 g/mt gold, +1500 g/mt silver, 5% to 8% copper, 2% to +4%  antimony, and 2% to 4% bismuth.  This target is postulated to occur along parts of the mineralized zones and would be accessible for selective underground mining methods via level tunnels driven underneath the stratovolcano core zone.  The next phase of exploration would require a drill program involving several thousand meters of core drilling or the driving of access tunnels to test beneath Zones I-II, III, IV, V, IX, and X.  During fiscal 2007 we constructed a new exploration camp, and completed bulldozer work to repair and expand access roads, and build drill pads for the next phase of drill testing proposed for the Eskapa property at a later date.

Sampling, analytical procedures, controls - Geochemical analysis for rock-chip and drill core samples from the Eskapa property were conducted by two major laboratories, Bondar-Clegg (from 1995-1999) and ALS Chemex in 2001.  These laboratories subsequently merged as ALS Chemex which is an independent, internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.  In preparation for analysis, drill core was cut or split in half, with one half kept for reference and re-analysis if necessary, while the other half was bagged and sealed as a sample for analysis.  No standards or blanks were submitted with any of the samples for analysis by Bondar-Clegg, whereas the samples for analysis by ALS Chemex in 2001 included blanks and standards to provide quality control and check analysis were run on approximately 10% of the samples for any one submittal.

The Eskapa property covers approximately 3,700 hectares and consists of the “Eskapa” concession (concession #4717), a principal 2885-hectare exploitation concession which covers most of the west half of the Cerro Eskapa stratovolcano.  This large concession encompasses two smaller concessions, “Estrella” / “Mi Morena” (concession #4763) which together cover 115 hectares.  On the north side of the stratovolcano, the “Eskapa II” concession covers 700 hectares.

The concessions are owned by Empresa Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, a former director of SAMEX Mining Corp.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.   Under the agreement, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold title to the concessions and is entitled to a 1% interest in such operations.

The property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A., and to a US$2,000,000 cash royalty payable to International Chalice Resources Inc., to be paid out of production on the property in eight equal quarterly payments of US $250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Patent fees ranging from approximately US$1.60 to US$3.20 per hectare (depending on US$/Boliviano exchange rate) must be paid annually to the Bolivian government in order to maintain the mining concessions.  In December 2010 we paid patent fees for the Eskapa Property which cover the period until the end of February 2012.  The Eskapa Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

SANTA ISABEL PROPERTY, Bolivia

The Santa Isabel property (1,803 hectares) is located in the Sud Lipez province in the south-central Altiplano of Bolivia.  The prospect is approximately 105 kilometers by road west from Tupiza and 150 kilometers east-southeast of the rail station of Chiguana.  Surface elevations of the prospect area range from 14,000 feet (4260 m.) to 17,000 feet (5180 m.).

The Santa Isabel property covers a well-mineralized dacitic porphyry intrusive complex with propylitic alteration and widely disseminated sulfide mineralization.  Minerals explored for on this property include zinc, silver, lead, indium, copper, gold, antimony and molybdenum.  During 1996 and 1997, we drilled 4,704 meters in 15 holes as part of reconnaissance exploration on the Santa Isabel porphyry system.  Drilling intersected vein swarms and disseminated sulfides hosting lead, zinc, silver, copper, gold, antimony and molybdenum.  The significant intervals of zinc-lead-silver mineralization in a number of the holes, suggested the potential for bulk tonnage zinc, silver, lead targets on the property.  During 1998, an additional 2,537 meters of core drilling was completed on the Vera Cruz West Zone situated within the Candelaria concession which at that time was part of the Santa Isabel property.  Results for zinc, silver, lead and indium were encouraging, but declining prices for zinc and other metals through the year forced us to re-evaluate the priority of exploration on the Santa Isabel properties.  As a result, effective September 7, 1998, we abandoned our option on the Candelaria concession which covered a 200 hectare portion of the Santa Isabel property.  The Candelaria option agreement required us to make substantial cash payments to the owner and, in addition, assume certain debts of the owner related to this concession.  Although a significant portion of the work on the Santa Isabel property had been conducted on the Candelaria concession, management concluded that continuing with the Candelaria option agreement on the existing terms could not be justified.  We wrote off $1,551,099 deferred exploration cost related to the Candelaria concession in 1998.  In relation to the remaining portion of the Santa Isabel property, a further $2,113,801 of costs were written off in fiscal 2000 due to inactivity on the property.

The Santa Isabel property consists of our interest in 1,803 hectares covering a portion of the Goya I and El Bonete concessions which are held under an agreement dated March 24, 1995 between the owner of the concessions, Corporation Minera de Bolivia (“Comibol”) and our subsidiary, Samex S.A.  The agreement was subsequently amended by agreement registered under Transcript Number 408/97 dated November 12, 1997 (the “Comibol Agreement”).  Under the terms of the amended Comibol Agreement, Samex S.A. is entitled to explore all or part of the property for a period of 6 years divided into three phases after which it is required to decide whether to enter into commercial production from all or a portion of the property.  If a favourable production decision is reached, Samex S.A. will have 3 years to commence production from the property after which it will be entitled to manage the joint venture project and will be required to pay a royalty to Comibol equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow.  The Goya I/El Bonete concessions are also subject to a 1.2% Net Profits interest in favour of Robert Kell and Front Range Exploration Corp. based on Samex S.A.’s net profits interest in the property.  Comibol is the owner of the Goya I and Bonete concessions and pays annual patent payments on theses concessions.

In order to earn its interest under the Comibol Agreement, Samex S.A. has completed:

a)

an initial payment of US$6.00 per hectare ($14,124.00), which has been paid;

b)

during the first year, a payment of US$3.00 per Hectare ($7,062.00), which has been paid;

c)

during the first year, an additional payment of US$1,000.00/ month to March 1996, which has been paid;

d)

during the second year, an additional payment of US$2,000.00/ month from April 1996 through March 1997 (which has been paid); and

e)

a payment due March 1997 of US$100.00 per hectare on property retained for further exploration (US$180,300 was paid to retain 1,803 hectares); in addition, Samex S.A. was required to fulfill work commitments totaling US$1,140,000.00 during the first two years of the agreement, which requirement was fulfilled by March, 1997.

In order to maintain its rights under the Comibol Agreement, Samex S.A. is required to make a payment by April 11, 2000 of US$500.00 per hectare on property which Samex S.A. should decide to exploit (up to US$901,500 if all 1,803 hectares are retained).  This payment, which was due April 11, 2000, has not been made.  Samex S.A. suspended any decision with respect to retention of property or delivery of the corresponding payment pending resolution of certain ongoing legal proceedings between Comibol and a third party.  Comibol confirmed to Samex S.A. that a portion of the Santa Isabel property was subject to a claim by a third party with respect to two areas covering approximately 10 hectares and 24 hectares of the 1,803 hectares covered by the Goya1/El Bonete concessions.  Comibol formally advised Samex that it was taking legal proceedings to resolve the dispute and asked Samex S.A to wait for it to do so.  Comibol advised that it was taking active steps to assert its legal rights to the disputed area and anticipated success in doing so.  Samex in turn formally advised Comibol that it considered Comibol to be in default of its obligations under the Comibol Agreement because of the dispute, but agreed to await the results of legal proceedings before taking further action.  Comibol was apparently successful in the legal proceedings against the third party’s claim to the disputed areas, but Comibol did not advised SAMEX S.A. of this outcome.   Instead, Comibol has attempted to terminate the agreement between Comibol and Samex S.A., but has not been successful in doing so.   As of the date of this report, Comibol had not yet resolved this issue with Samex S.A.  We are waiting for resolution of the issue with Comibol before making any further plans concerning the property. Due to the inactivity on the property, and the issue with Comibol, the property interest has been written down to a nominal value of $1,000.

An oxide target with enriched silver values is present on a portion of the Santa Isabel property.  Here, prominent sulfide veins, intervals of vein swarms and disseminated sulfide, have been oxidized to depths of 100 meters or more.  Geologic mapping and IP geophysical surveys have outlined a sulfide-mineralized body 1,000 meters long by 900 meters wide beneath the oxide zone. Dump material and surface rock-chip samples of oxide material positioned above the sulfide target contain 119.4 to 754.8 grams/metric ton silver with 1.82% to 8.0% lead, low zinc (0.12% to 27%), 0.054 to 1.233 grams/metric ton gold (most >0.200 grams/metric ton).  Some samples contain 0.23% to 0.50% antimony.  Further geologic mapping and rock-chip sampling are needed to advance this target to a drill-ready status.  We have not conducted any exploration at Santa Isabel since 1998.  The Santa Isabel Property is without a known body of commercial ore and activities to date have been exploratory in nature.

LIST OF RECENT NEWS RELEASES

News releases can be viewed on the Company’s website at www.samex.com or at www.sedar.com.

News Release No. 6-10 dated September 29, 2010 - DRILLING BEGINS AT CINCHADO GOLD PROJECT – LOS ZORROS, CHILE

News Release No. 7-10 dated October 15, 2010 - MAJOR PRIVATE PLACEMENT FUNDING

News Release No. 8-10 dated November 3, 2010 - MAJOR FUNDING COMPLETED

News Release No. 9-10 dated December 17, 2010 - EXPLORATION UPDATE – LOS ZORROS DISTRICT, CHILE

News Release No. 1-11 dated January 6, 2011 - SAMEX ADDS NEW DIRECTOR

News Release No. 2-11 dated January 26, 2011 - TITAN 24 GEOPHYSICAL SURVEY UNDERWAY – LOS ZPRROS DISTRICT, CHILE

News Release No. 3-11 dated March 2, 2011 - WARRANT TERM EXTENSION

News Release No. 4-11 dated April 18, 2011 - SAMEX MAKES EXPLORATION BREAKTHROUGH AT CINCHADO; MULTIPLE GOLD INTERCEPTS AT MILAGRO & MILAGRO PAMPA – LOS ZORROS DISTRICT, CHILE

News Release No. 5-11 dated May 2, 2011 - STOCK OPTIONS GRANTED

News Release No. 6-11 dated May 3, 2011 - SAMEX PRESIDENT'S LETTER TO SHAREHOLDERS - "ONWARD TO OUR GOALS"; 2010 ANNUAL REPORT, ANNUAL GENERAL MEETING

“QUALIFIED PERSONS”

Information contained herein concerning our mineral properties has been prepared by Robert Kell, Vice President - Exploration for SAMEX MINING CORP. and Philip Southam, P. Geo.   Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.  All geochemical analyses were performed by ALS Chemex, an internationally recognized and ISO certified laboratory complying with international standards.

FORWARD LOOKING STATEMENTS

This Report includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks.  Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

SAMEX MINING CORP.